Notice of the
175th Annual Meeting of Shareholders
and Management Proxy Circular
March 6, 2007
IMPORTANT INFORMATION FOR SHAREHOLDERS >
YOUR PARTICIPATION IS IMPORTANT - PLEASE TAKE A MINUTE TO VOTE.
VOTING INSTRUCTIONS COMMENCE ON PAGE 1

Dear Shareholders,
You are invited to attend the 175th Annual Meeting of Shareholders of The Bank of Nova Scotia, which will be held at the World Trade and Convention Centre in Halifax, Nova Scotia, at 10:00 a.m. (Atlantic Standard Time) on Tuesday, March 6, 2007. The Annual Meeting gives you the opportunity to learn more about your Bank, receive its financial results, and hear about our plans for the future. You will also meet our directors and senior management.
The attached Notice of Meeting and Management Proxy Circular describes the business to be conducted at the Annual Meeting. Even if you cannot attend the Annual Meeting, it is important that your shares be represented and voted, by using the enclosed proxy or voting instruction form. We encourage you to familiarize yourself with the information in the Management Proxy Circular, and then vote as soon as possible. We look forward to your participation.
We will provide live coverage of the Annual Meeting from the Investor Relations section of the Scotiabank website at www.scotiabank.com. Additionally, a recorded version will continue to be available on that site for several weeks following the meeting.
Sincerely,

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer

NOTICE OF 175TH ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders of The Bank of Nova Scotia will be held

on	Tuesday, March 6, 2007
at	10:00 a.m. (Atlantic Standard Time)
at the	World Trade and Convention Centre
Port Royal Room
1800 Argyle Street
Halifax, Nova Scotia
for the following purposes:
•	to receive the financial statements for the fiscal year ended October 31, 2006 and the Auditors’ Report on the financial statements;

•	to elect directors;

•	to appoint KPMG LLP as auditors;

•	to consider a resolution confirming amended Section 3.14 of By-law No. 1 respecting indemnification in accordance with recent changes to the Bank Act;

•	to consider a resolution to amend the Bank’s Stock Option Plan to reflect recent changes by the Toronto Stock Exchange (‘‘TSX’’) in respect of the Plan’s amendment provisions and the expiry of options during blackout periods;

•	to consider certain proposals submitted by shareholders (included in Schedule A of the attached Management Proxy Circular); and

•	to transact such other business as may properly be brought before the meeting.
As of the record date, January 15, 2007, there were 992,330,249 Bank common shares outstanding and, subject to applicable Bank Act restrictions, eligible to cast one vote per share at the Annual Meeting.
Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than March 5, 2007, 5:00 p.m. Eastern Standard Time.

By order of the Board

Toronto, Ontario, Canada	Deborah M. Alexander
January 15, 2007	Executive Vice-President
General Counsel and Secretary

NOTE: If you wish to receive (or continue to receive) quarterly interim financial statements and interim MD&A by mail during 2007, registered shareholders must mark the request box at the bottom of their form of proxy, and other shareholders must complete and return an enclosed quarterly report request form. If you do not return this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and MD&A are available on the Scotiabank website at www.scotiabank.com.
Some households may receive multiple copies of Annual Reports in shareholder mailings as a result of having multiple registered shareholders residing at that address. Registered shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report Waiver box at the bottom of the form of proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If registered shareholders do not mark the box, Annual Reports will continue to be sent to you.

Table of Contents
Management Proxy Circular

Part I — Voting
Who Can Vote	1
Voting in Person	1
Voting by Proxy	1
Beneficial Owners (Non-registered Holders)	3
Votes Required for Approval	3
Solicitation of Proxies	3
Part II — Business of the Meeting
Financial Statements	3
Election of Directors	3
Appointment of Auditors	14
Amendment to By-law No. 1	15
Amendments to the Stock Option Plan	15
Shareholder Proposals	17
Part III — Corporate Governance
Corporate Governance Regulation	18
Committee Reports	19
Audit and Conduct Review Committee	19
Corporate Governance and Pension Committee	20
Executive and Risk Committee	21
Human Resources Committee	22
Part IV — Compensation and Other Information
Compensation of Directors	22
Human Resources Committee Report on Executive Compensation	27
Executive Compensation	34
Performance Share Units (PSUs)	35
Stock Options	36
Securities Authorized for Issuance under Equity Compensation Plans	37
Retirement Benefits	38
Change of Control and Termination Without Cause	40
Total Annual Compensation	40
Share Performance Graph	44
Indebtedness of Directors and Executive Officers	44
Directors’ and Officers’ Insurance	46
Normal Course Issuer Bid	46
Additional Documentation	46
Directors’ Approval	46
Schedule A
Proposals Submitted by Shareholders	47
Appendix 1
Statement of Corporate Governance Practices	53
Appendix 2
Board Mandate	61
Appendix 3
Director Independence Standards	62
NOTE: Registered shareholders receive a form of proxy with this Management Proxy Circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see ‘‘Voting by Proxy.’’ Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this Management Proxy Circular; see ‘‘Beneficial Owners (Non-registered Holders).’’

THE BANK OF NOVA SCOTIA
MANAGEMENT PROXY CIRCULAR
All information is as of January 3, 2007, unless otherwise indicated.
     This Management Proxy Circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the ‘‘Bank’’) of proxies for use at the Annual Meeting of Shareholders of the Bank (the ‘‘meeting’’) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

Part I — VOTING

WHO CAN VOTE?
One Vote Per Share
January 15, 2007, is the record date to determine the shareholders who are entitled to receive notice of the meeting.
     Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the Bank (‘‘Bank common share’’) registered in his or her name as of January 15, 2007. If a shareholder transfers some Bank common shares after that date to someone else, and that person becomes a registered shareholder of the Bank, the new shareholder may vote the transferred shares at the meeting, provided he or she has asked the Bank’s transfer agent, Computershare Trust Company of Canada, to include his or her name in the list of shareholders. This request must be made at least 10 days before the meeting.
     As of January 3, 2007, there were 992,002,466 Bank common shares outstanding.
     Under the Bank Act, no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. To the knowledge of the Directors and officers of the Bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the Bank’s issued and outstanding shares of any class.
Voting Restrictions
The Bank Act restricts the voting rights of the Bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.
     For more information about voting rights, contact the Secretary of the Bank.
VOTING IN PERSON
Registered shareholders who attend the meeting in Halifax on March 6, 2007, can cast one vote for each Bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting. Please note that the majority of the Bank’s shareholders are beneficial shareholders. If you are a beneficial shareholder, please see the section below entitled ‘‘Beneficial Owners (Non-Registered Holders).’’
VOTING BY PROXY
If you do not plan to come to the meeting, you can vote by using the form of proxy to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.
What Is a Proxy?
A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)
Appointing a Proxyholder
Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the

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proxy form blank, the persons designated in the form, who are Directors of the Bank, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.
     If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she wishes (see ‘‘Your Proxy Vote’’).
     To record your vote, you must return the signed proxy by March 5, 2007, 5:00 p.m. Eastern Standard Time, to the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, at:
100 University Avenue, 9th floor
Toronto, Ontario M5J 2Y1
or
Fax: 416-263-9524 or 1-866-249-7775
Changing Your Mind
If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver such document to one of these addresses:
The Bank of Nova Scotia Executive Offices
44 King Street West
Toronto, Ontario M5H 1H1
Attention: Deborah M. Alexander
Executive Vice-President,
General Counsel and Secretary
Fax: 416-866-5090
OR
The Bank of Nova Scotia Head Office
1709 Hollis Street
Halifax, Nova Scotia B3J 3B7
Attention: John Oliver
Senior Vice-President, Atlantic Region
Fax: 1-877-841-9920
     The proxy can be revoked if a revocation: (i) is received by (or on) the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (ii) is deposited with the Chairman of the meeting on the day of the meeting (or of the continuation), or (iii) in any other way the law permits.
     If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, by March 5, 2007, 5:00 p.m. Eastern Standard Time, you can still vote your shares, but must do so in person at the meeting.
Your Proxy Vote
If you have filled out and signed your proxy correctly (exactly as your name appears on the proxy form), and delivered it to the transfer agent by March 5, 2007, 5:00 p.m. Eastern Standard Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.
     If you have NOT specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she wishes; and if you have appointed the persons designated in the form of proxy as your proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:
•	FOR the election as Directors of the nominees whose names are set out in this Management Proxy Circular;
•	FOR the appointment of KPMG LLP as auditors;
•	FOR the amendment to By-law No. 1;
•	FOR the amendment to the Stock Option Plan in respect of the Plan’s amendment provisions and expiry of options during blackout periods; and
•	AGAINST the shareholders’ proposals described in Schedule A.
     For more information on any of these matters, see Part II, ‘‘Business of the Meeting.’’ If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she wishes. The notice includes all the matters to be presented at the meeting that are known to management as of this date.
Confidentiality
All proxies are considered confidential and will be returned to the Bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the Bank if it has a comment intended for the Bank’s management on it, or in connection with applicable legal requirements.

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BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)
Most shareholders are ‘‘beneficial owners’’ who are non-registered shareholders. Their Bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).
     Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or enabling voting by alternate means such as telephone or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the Bank common shares which they beneficially own.
     If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.
VOTES REQUIRED FOR APPROVAL
All of the matters to come to a vote at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.
SOLICITATION OF PROXIES
The Bank’s management requests that you sign and return the proxy form or voting instruction form to ensure your votes are exercised at the meeting.
     The Bank will pay the cost of proxy solicitation, which will be primarily by mail. However, proxies may also be solicited by telephone, in writing or in person by employees of the Bank or Computershare Trust Company of Canada. The Bank may also use the services of agents at nominal cost.

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS
The Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended October 31, 2006, are included in the Annual Report, which has been mailed to shareholders with this Management Proxy Circular and/or is available on the Bank’s website at www.scotiabank.com and regulatory websites at www.sedar.com or www.sec.gov (EDGAR Company Filings).
ELECTION OF DIRECTORS
The nominees proposed for election as Directors, which were recommended by the Corporate Governance and Pension Committee to the Board of Directors, are listed below under the heading ‘‘Director Nominees’’. The number of Directors to be elected at the meeting is 16.
The term of office of each Director expires at the close of the next Annual Meeting of Shareholders following the election of the Director.
The Proposed Nominees
The following are the nominees proposed for election as Directors of the Bank. All are currently Directors of the Bank.
     Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed below. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

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Table 1 — Director Nominees

Mr. Brenneman, age 60, is President and Chief Executive Officer of Petro-Canada, an oil and gas company. His career in the oil and gas industry began in 1969, during which time he has held positions with Imperial Oil Limited, Exxon Corporation and Petro-Canada. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Mr. Brenneman sits on the boards of Petro-Canada, BCE Inc. and Syncrude Canada Ltd. and has been active in the Canadian Petroleum Association, the Canada Safety Council, the United Way of Calgary and of Toronto, and has helped raise funds for Mount Royal College and the new Alberta Children’s Hospital. Mr. Brenneman did not serve as a director of any other publicly-traded companies during the period from 2002 to 2006.

Ronald A. Brenneman	Scotiabank Board Details:
Calgary, Alberta, Canada	•	Director since March 28, 2000
	•	Member of: Audit and Conduct Review Committee (and is the Committee’s designated financial expert) and Human Resources Committee
Shares: 25,162	•	Meets Share Ownership Guidelines
DDSUs: 19,341 Areas of Expertise: • Oil and Gas • Finance • Management	• •	Independent Latest Retirement Date: ineligible for re-election in March 2017

Mr. Chen, age 61, is Counsel to Rajah & Tann, advocates and solicitors, in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. (Hons.) from the University of Singapore. Mr. Chen serves as a member of the International Advisory Council of Washington University in St. Louis, Missouri, U.S.A. and of the Advisory Board of the Faculty of Management at Dalhousie University.

Mr. Chen sits on the boards of several corporations including Amatil Investments (Singapore) Pte Ltd., Polo Ralph Lauren Sourcing Co. Limited and The Bank of Nova Scotia Asia Limited. In addition, at different times during the period from 2002 to 2006, Mr. Chen served as a director of the following publicly-traded companies: Keppel Hitachi Zosen Limited, Superior Multi-Packaging Ltd. and Wearnes International (1994) Limited.

C.J. Chen	Scotiabank Board Details:
Singapore	•	Director since October 30, 1990
	•	Member of: Corporate Governance and Pension Committee
Shares: 33,624	•	Meets Share Ownership Guidelines
DDSUs: 7,077 Areas of Expertise: • Asian economic and foreign policy • Law • Corporate and Capital Markets	• •	Independent Latest Retirement Date: ineligible for re-election in March 2016

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N. Ashleigh Everett Winnipeg, Manitoba, Canada Shares: 12,308 DDSUs: 13,146 Areas of Expertise: • Retail and Real Estate Development • Management	Ms. Everett, age 50, is President, Corporate Secretary and a director of Royal Canadian Securities Limited, the principal businesses of which include Domo Gasoline Corporation, a gasoline retailer, and Royal Canadian Properties Limited, a real estate and property development company. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Ms. Everett sits on the boards of Manitoba Telecom Services Inc., Canwest Western Independent Producers Fund and Winnipeg Harvest Inc. She is a member of the Young Presidents Organization. Ms. Everett did not serve as a director of any other publicly-traded companies during the period from 2002 to 2006.
Scotiabank Board Details:
• Director since October 28, 1997
• Member of: Corporate Governance and Pension Committee and Human Resources Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2027

John C. Kerr, C.M., O.B.C., LL.D. Vancouver, British Columbia, Canada Shares: 11,800 DDSUs: 18,482 Areas of Expertise: • Forest Products • Finance	Mr. Kerr, age 62, is Chairman of Lignum Investments Ltd., a privately-held investment company and is the managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley.

Mr. Kerr sits on the boards of Louisiana Pacific Corporation and the Vancouver Foundation. In addition, at different times during the period from 2002 to 2006, Mr. Kerr served as a director of the following publicly-traded companies: Riverside Forest Products Ltd. and Bombardier Inc.
Scotiabank Board Details:
• Director since March 30, 1999
• Member of: Corporate Governance and Pension Committee and Human Resources Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2015

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The Honourable Michael J.L. Kirby Nepean, Ontario, Canada Shares: 2,493 DDSUs: 21,097 Areas of Expertise: • Public Policy • Finance and Mathematics	Mr. Kirby, age 65, is a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University.

Mr. Kirby sits on the boards of Brainhunter Inc., Extendicare REIT, Indigo Books and Music Inc., MDC Partners Inc. and Ontario Energy Savings Corporation, the administrator of Energy Savings Income Fund. Mr. Kirby was, until recently, the Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology. In addition, at different times during the period from 2002 to 2006, Mr. Kirby served as a director of the following publicly-traded companies: Azure Dynamics Corp., Maxxcom Inc. and CPI Plastics Group Ltd.

Scotiabank Board Details:
• Director since March 28, 2000
• Member of: Audit and Conduct Review Committee (Chair) and Executive and Risk Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2012

Laurent Lemaire Warwick, Quebec, Canada Shares: 15,692 DDSUs: 0 Areas of Expertise: • Management • Manufacturing • Forest Products	Mr. Lemaire, age 67, is Executive Vice-Chairman of the Board of Cascades Inc., a manufacturer of pulp and paper products, packaging and construction materials and sanitary products. He holds a Master’s Degree in Commerce from the University of Sherbrooke and an Honorary Doctorate in Administration.

Mr. Lemaire sits on the boards of Cascades Inc., Junex Inc., Norampac Inc. and a number of boards within the Cascades group of companies. Mr. Lemaire did not serve as a director of any other publicly-traded companies during the period from 2002 to 2006.

Scotiabank Board Details:
• Director since March 31, 1987
• Member of: Executive and Risk Committee and Human Resources Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2009

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Mr. Mayberry, age 62, is the retired Chair of the Board and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. He holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel. He has been awarded an Honourary Doctor of Laws from McMaster University.

Mr. Mayberry sits on the board of MDS Inc., where he also serves as Non-Executive Chairman. In addition, at different times during the period from 2002 to 2006, Mr. Mayberry served as a director of the following publicly-traded companies: CFM Corporation, Decoma International Inc., Dofasco Inc. and Inco Limited.

John T. Mayberry	Scotiabank Board Details:
Burlington, Ontario, Canada Shares: 11,548 DDSUs: 20,322 Areas of Expertise:
• Director since March 29, 1994
• Member of: Executive and Risk Committee (Chair) and Human Resources Committee (since May 2006)
• Meets Share Ownership Guidelines
• Independent since May 2006
• Latest Retirement Date: ineligible for re-election in March 2015

• Primary Steel Products • Management

Mrs. McDougall, age 69, is an Advisor to Aird & Berlis LLP, barristers and solicitors, in Toronto. She received a B.A. from the University of Toronto. She was first elected to the House of Commons in 1984 and held various government posts, including Secretary of State for External Affairs from 1991 to 1993. Mrs. McDougall has served as a Canadian representative to the Inter-American Dialogue in Washington and The International Crisis Group in Brussels. She is a director of the Institute for Research on Public Policy in Montreal, a member of the Haiti International Assessment Committee, the Federal Special Representative to the Six Nations, and serves on the Advisory Board of the Canadian American Business Council. Recently she completed a five-year term as President of the Canadian Institute of International Affairs and chaired the Commission to investigate the pay for Members of the Legislative Assembly of Nova Scotia.
The Honourable Barbara J. McDougall, O.C. Toronto, Ontario, Canada Shares: 6,364 DDSUs: 8,175 Areas of Expertise: • Social, Economic and Foreign Policy • International Relations	Mrs. McDougall sits on the boards of Imperial Tobacco Canada Limited, the Independent Order of Foresters and Unique Solutions Design Ltd. In addition, at different times during the period from 2002 to 2006, Mrs. McDougall served as a director of Corel Corporation and Stelco Inc.

Scotiabank Board Details:
• Director since March 30, 1999
• Member of: Audit and Conduct Review Committee and Human Resources Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2008

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Elizabeth Parr-Johnston, Ph.D. Chester Basin, Nova Scotia, Canada Shares: 9,620 DDSUs: 17,425 Areas of Expertise: • Education • Public Policy • Economics	Dr. Parr-Johnston, age 67, is President of Parr Johnston Economic and Policy Consultants. She holds a B.A. from Wellesley College and a M.A. and Ph.D. in economics from Yale University. She has research expertise in economic and public policy and speaks and writes on higher education in Canada, public policy and general management issues.

Dr. Parr-Johnston is the former President and Vice-Chancellor of the University of New Brunswick (1996-2002) and of Mount Saint Vincent University (1991-1996). She currently sits on several boards, including Emera Incorporated, the Social Development Research Institute, Sustainable Development Technology (Canada), the Canadian Millennium Scholarship Foundation, the National Theatre School and the Council of Canadian Academies. In addition, at different times during the period from 2002 to 2006, Dr. Parr-Johnston served as a director of the following publicly-traded companies: Empire Company Limited, Nova Scotia Power Incorporated and FPI Limited.

Scotiabank Board Details:
   • Director since October 26, 1993
   • Member of: Audit and Conduct Review Committee and Corporate Governance and Pension Committee
   • Meets Share Ownership Guidelines
   • Independent
• Latest Retirement Date: ineligible for re-election in March 2010

Alexis E. Rovzar de la Torre New York, New York, U.S.A. Shares: 2,099 DDSUs: 0 Areas of Expertise: • Law • International Business	Mr. Rovzar, age 55, is Executive Partner in charge of the Latin America practice of White & Case LLP, a global law firm. He has a J.D. from the National University of Mexico. He is authorized to practice law in Mexico.

Mr. Rovzar sits on the boards of several companies, including: Fomento Económico Mexicano, SA (FEMSA), Coca-Cola Femsa, SA(KOF) and Grupo BIMBO, SA. He is also a member of the advisory board of Grupo ACIR and is a director of Compañía Occidential Mexicana.

Mr. Rovzar devotes substantial time to philanthropic activities in Mexico and abroad. He is an active board member and President of Procura, A.C. and an active board member of Appleseeds, Reintegra, A.C., ProVivah and Patronato del Instituto Nacional de Pediatría (The National Children’s Hospital Institute). He is a member of the Board of Overseers of Tufts University and is past chairman of the Board of Governors of the Center on Philanthropy of Indiana University in Indianapolis, U.S. and a member of the Mexican Mediation Institute, among other professional organizations. Mr. Rovzar did not serve as a director of any other publicly-traded companies during the period from 2002 to 2006.

Scotiabank Board Details:
   • Director since December 31, 2005
   • Member of: Corporate Governance and Pension Committee
   • Has 5 years from the date of appointment to meet the Share Ownership Guidelines
   • Independent
• Latest Retirement Date: ineligible for re-election in March 2022

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Arthur R.A. Scace, C.M., Q.C. Toronto, Ontario, Canada Shares: 15,435 DDSUs: 12,301 Areas of Expertise: • Governance • Law	Mr. Scace, age 68, is Chairman of the Board of the Bank. He is also a corporate director. He has a B.A. from the University of Toronto and the University of Oxford, a M.A. from Harvard University and LL.B. from Osgoode Hall. He was called to the bar in Ontario in 1967.

Mr. Scace sits on the boards of several companies, including Brompton Equity Split Corp., Brompton Split Banc Corp., Garbell Holdings Limited, Gardiner Group Capital Limited, Gerdau Ameristeel Corporation, Lallemand Inc., N.M. Davis Corporation Limited, Sceptre Investment Counsel Limited and WestJet Airlines Inc. and serves as a director of a number of private companies within the Brompton Group of companies. He is Chairman of the Canadian Opera Company and is a former Treasurer of the Law Society of Upper Canada. Mr. Scace is also involved in many other philanthropic organizations. In addition to the above, at different times during the period from 2002 to 2006, Mr. Scace served as a director of the following publicly-traded companies: The Canada Life Assurance Company and Canada Life Financial Corporation.
Scotiabank Board Details:
   • Director since March 25, 1997. Chairman since March 2, 2004.
   • Member of: Executive and Risk Committee and Human Resources Committee (Chair). Ex-officio member of Audit and Conduct Review Committee and Corporate Governance and Pension Committee.
   • Meets Share Ownership Guidelines
   • Independent
   • Latest Retirement Date: ineligible for re-election in March 2009

Gerald W. Schwartz, O.C. Toronto, Ontario, Canada Shares: 100,000 DDSUs: 4,664	Mr. Schwartz, age 65, is Chairman and Chief Executive Officer of Onex Corporation, a diversified company with global operations in services, manufacturing and technology industries. He has a Bachelor of Commerce and LL.B. from the University of Manitoba and a M.B.A. from Harvard University. In 2004, Mr. Schwartz was inducted into the Canadian Business Hall of Fame and in 2005 he was appointed as an Officer of the Order of Canada.

In addition to serving on the boards of a number of Onex-controlled companies, Mr. Schwartz is a director of Celestica Inc., Indigo Books and Music Inc. and Vice-Chairman and member of the Executive Committee of Mount Sinai Hospital. In addition, during the period from 2002 to 2006, Mr. Schwartz also served as a director of Vincor International Inc.
Scotiabank Board Details:
   • Director since May 26, 1999
   • Member of: Executive and Risk Committee
   • Meets Share Ownership Guidelines
   • Non-independent due to an overall business relationship with the Bank
• Latest Retirement Date: ineligible for re-election in March 2012
Area of Expertise:
• Business

Transactions

• Management

• Finance

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Allan C. Shaw, C.M., LL.D. Halifax, Nova Scotia, Canada Shares: 71,444 DDSUs: 21,242	Mr. Shaw, age 64, is Non-Executive Chairman of The Shaw Group Holding Limited, a manufacturer of residential and construction products and a real estate developer; previously, from 1987 to July 2005, Mr. Shaw held the position of Chairman and Chief Executive Officer. He received his B.Sc. from Dalhousie University and his M.B.A. from Harvard University. In 2001, he was awarded an Honorary Doctor of Laws from Dalhousie University.

Mr. Shaw is Chair (effective November 16, 2006) of Canadian Policy Research Networks Inc., Ottawa; Member, Board of Trustees, Ernest C. Manning Awards Foundation, Calgary; Director, Canadian Centre for Ethics in Public Affairs (CCEPA); Director, Dalhousie Medical Research Foundation; Chair of the Nominating Committee, Dalhousie University Board of Governors; and Executive in Residence, Faculty of Management, Dalhousie University. Mr. Shaw did not serve as a director of any other publicly-traded companies during the period from 2002 to 2006.

Scotiabank Board Details:
• Director since September 30, 1986
• Member of: Corporate Governance and Pension Committee (Chair) and Executive and Risk
Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2013

Areas of Expertise:
• Manufacturing • Real Estate Development • Governance

Paul D. Sobey Kings Head, Pictou County, Nova Scotia, Canada Shares: 16,000 DDSUs: 18,551 Areas of Expertise: • Retail Business • Management • Finance	Mr. Sobey, age 49, is President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company. He received his Bachelor of Commerce from Dalhousie University, attended Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. In 2005, Mr. Sobey was awarded the Fellow Chartered Accountant designation by the Institute of Chartered Accountants of Nova Scotia.

Mr. Sobey is a member of the Board of Governors of St. Mary’s University. Mr. Sobey sits on the boards of Empire Company Limited, Sobeys Inc., Emera Incorporated and Crombie REIT. At different times during the period from 2002 to 2006, Mr. Sobey served as Chairman and a director of Wajax Income Fund (formerly Wajax Limited) and as a director of Nova Scotia Power Incorporated.

Scotiabank Board Details:
• Director since August 31, 1999
• Member of: Audit and Conduct Review Committee and Corporate Governance and Pension
Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2028

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Barbara S. Thomas Belleair, Florida, U.S.A. Shares: 3,964 DDSUs: 0 Areas of Expertise: • Consumer Products Management • Brand Management • Management	Ms. Thomas, age 57, is a corporate director with experience in brand management and consumer goods. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Ms. Thomas currently serves as a director of Spectrum Brands Corporation (formerly Rayovac Corporation) and the Blue Cross/Blue Shield Companies of Florida. In addition, at different times during the period from 2002 to 2006, Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and has held the positions of President of Warner-Lambert Consumer Healthcare Company and was Chief Executive Officer of Pillsbury Canada Ltd. (1995 to 1997). She has also served as a director of Dial Corporation.

Scotiabank Board Details:
• Director since September 28, 2004
• Member of: Audit and Conduct Review Committee
• Has 5 years from the date of appointment to meet the Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2020

Richard E. Waugh Toronto, Ontario, Canada Shares: 107,582 DSUs: 305,797	Mr. Waugh, age 59, is President and Chief Executive Officer of the Bank. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s investment, corporate, international and retail banking areas. Mr. Waugh has a Bachelor of Commerce (Honours) degree from the University of Manitoba, a M.B.A. from York University and an Honorary Doctorate from Assumption University. He is also a Fellow of the Institute of Canadian Bankers.

Mr. Waugh serves on the boards of several of the Bank’s international subsidiaries. Mr. Waugh also participates and is active on a number of philanthropic boards and organizations. Mr. Waugh served as a director of Inco Limited during the period from July 2005 to October 2006, and did not serve as a director of any other publicly-traded companies during the period from 2002 to 2006.

Scotiabank Board Details:
• Director since March 25, 2003
• Member of: Executive and Risk Committee
• Meets Share Ownership Guidelines
• Non-independent (President and CEO of the Bank)
• Latest Retirement Date: ineligible for re-election in March 2018

Areas of Expertise: • Banking • Management • International Markets

Notes:
1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	Mrs. McDougall was, prior to March 31, 2006, a director of Stelco Inc., which, in 2004, entered into arrangements with its creditors.

3.	Ms. Everett was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.

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Interlocking Directorships
The table below lists the Directors of the Bank who serve together on the boards of directors of other companies:

COMPANY	DIRECTORS OF THE BANK
Indigo Books and Music Inc. Emera Corporation	Mr. Kirby and Mr. Schwartz Dr. Parr-Johnston and Mr. Sobey

Board and Committee Attendance of Directors
Table 2 provides a summary of Board and Committee meetings held during fiscal 2006.

Table 2 — Board and Committee Meetings Held

Board	9
Audit and Conduct Review Committee	8
Corporate Governance and Pension Committee	4
Executive and Risk Committee	10
Human Resources Committee	6
Total number of meetings held	37

Notes:
1.	Regional Advisory Committee Meetings were held in Vancouver (4) and Montreal (2).

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Table 3 provides a summary of attendance for Board and Committee members during fiscal 2006.

Table 3 — Summary of Attendance of Directors

	BOARD MEETINGS	COMMITTEE MEETINGS	% OF BOARD MEETINGS	% OF COMMITTEE
NAME	ATTENDED	ATTENDED	ATTENDED	MEETINGS ATTENDED
Ronald A. Brenneman	9 of 9	8 of 8 (ACRC) 6 of 6 (HRC)	100	100
C.J. Chen	8 of 9	4 of 4 (CGPC)	89	100
N. Ashleigh Everett	8 of 9	4 of 4 (CGPC) 5 of 6 (HRC)	89	90
John C. Kerr	9 of 9	4 of 4 (CGPC) 6 of 6 (HRC)	100	100
Michael J.L. Kirby	9 of 9	8 of 8 (ACRC — Chair) 10 of 10 (ERC)	100	100
Laurent Lemaire	9 of 9	10 of 10 (ERC) 6 of 6 (HRC)	100	100
John T. Mayberry[1]	9 of 9	10 of 10 (ERC — Chair) 2 of 2 (HRC)	100	100
Barbara J. McDougall	9 of 9	8 of 8 (ACRC) 6 of 6 (HRC)	100	100
Elizabeth Parr-Johnston	9 of 9	8 of 8 (ACRC) 4 of 4 (CGPC)	100	100
Alexis E. Rovzar de la Torre[2]	8 of 8	3 of 3 (CGPC)	100	100
Arthur R.A. Scace[3]	9 of 9	10 of 10 (ERC) 6 of 6 (HRC — Chair)	100	100
Gerald W. Schwartz	9 of 9	9 of 10 (ERC)	100	90
Allan C. Shaw	9 of 9	4 of 4 (CGPC — Chair) 10 of 10 (ERC)	100	100
Paul D. Sobey	9 of 9	8 of 8 (ACRC) 4 of 4 (CGPC)	100	100
Barbara S. Thomas	9 of 9	8 of 8 (ACRC)	100	100
Richard E. Waugh[4]	9 of 9	10 of 10 (ERC)	100	100

Legend:

ACRC — Audit and Conduct Review Committee	CGPC — Corporate Governance and Pension Committee
ERC — Executive and Risk Committee	HRC — Human Resources Committee
Notes:
1.	Mr. Mayberry was appointed a member of the Human Resources Committee on May 29, 2006.

2.	Mr. Rovzar was appointed a Director on December 31, 2005. Occasionally, Directors may attend committee meetings for educational purposes. Mr. Rovzar attended 2 Audit and Conduct Review Committee meetings for this purpose in fiscal 2006.

3.	Mr. Scace is an ex-officio member of the Audit and Conduct Review Committee and the Corporate Governance and Pension Committee. Mr. Scace attended 8 of 8 Audit and Conduct Review Committee meetings and 4 of 4 Corporate Governance and Pension Committee meetings in his capacity as an ex-officio member.

4.	Mr. Waugh is not a member of any Board Committees except for the Executive and Risk Committee; he attended all other committee meetings as a management invitee.
Director Attendance at Annual Meeting
The Bank encourages Board members to attend the Bank’s annual meeting. At the last annual meeting held on March 3, 2006, 16 of 16 nominees for election as Director attended.

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APPOINTMENT OF AUDITORS
KPMG LLP has served continuously as one of the Bank’s auditors since 1992 and became the Bank’s sole auditor on March 3, 2006, when it was re-appointed by the shareholders at the Bank’s Annual Meeting.
     PricewaterhouseCoopers LLP also served as one of the Bank’s auditing firms from 1992 until its resignation on December 20, 2005, following the Audit and Conduct Review Committee’s decision to move to a single auditor.
     Management proposes that KPMG LLP be re-appointed as the Shareholders’ Auditors of the Bank. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of KPMG LLP to act until the close of the next Annual Meeting.
Shareholders’ Auditors’ Services Pre-approval Policies and Procedures
The Audit and Conduct Review Committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the Bank’s Shareholders’ Auditors. The objective of the Policies is to specify the scope of services to be performed by the Bank’s Shareholders’ Auditors and to ensure the independence of the Bank’s Shareholders’ Auditors is not compromised through engaging it for other services. The Policies state that the Audit and Conduct Review Committee shall pre-approve the following: Audit services (all such engagements provided by the Bank’s Shareholders’ Auditors as well as all such engagements provided by any other registered public accounting firm); and other permitted services to be provided by the Bank’s Shareholders’ Auditors (primarily audit and audit-related services). The Bank’s Shareholders’ Auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the Audit and Conduct Review Committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act, 2002, Canadian independence standards for auditing and applicable legal requirements. The Policies are applicable to the Bank, its subsidiaries and entities that are required to be consolidated by the Bank. The Audit and Conduct Review Committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the Audit and Conduct Review Committee’s responsibilities to management of the Bank.
Fees Paid to Shareholders’ Auditors
Fees paid by the Bank to the Shareholders’ Auditors, KPMG LLP, for the year ended October 31, 2006 and to KPMG LLP and PricewaterhouseCoopers LLP for the year ended 2005 were as follows:

FOR THE FISCAL YEARS ($ MILLIONS)	2006(1)	2005(2)
Audit services	$12.8	$12.8
Audit-related services	0.1	1.6
Tax services outside the audit scope	0.3	1.6
Other non-audit services	0.1	1.4
	$13.3	$17.4

(1)	PricewaterhouseCoopers LLP ceased to be the Shareholders’ Auditors as of its resignation on December 20, 2005. Up to December 20, 2005, fees attributable to PricewaterhouseCoopers LLP were approximately $0.4 million.

(2)	Fees in 2005 relate to the joint Shareholders’ Auditors, KPMG LLP and PricewaterhouseCoopers LLP. For the respective categories, the amounts paid to PricewaterhouseCoopers LLP were $6.3 million, $0.7 million, $0.7 million, and $0.7 million, respectively.
     The nature of these services is described below:
•	Audit services generally relate to the statutory audit, accounting consultation, other regulatory-required auditor attest services, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.
•	Audit-related services include accounting consultation, attest services not directly linked to the financial statements that are required by regulatory bodies, and audits of employee benefit plans and other associated entities. Additionally, included in 2005 were fees for services related to the review of documentation and testing results related to internal control over financial reporting.
•	Tax services outside of the audit scope represent transfer-pricing surveys required by tax authorities, and assistance with the preparation of corporate and personal tax returns in limited circumstances. Fees for 2005 are also attributed to advice and consultation on certain international tax matters, and tax implications

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of capital market transactions, insurance activities, and capital tax.
•	Other non-audit services are primarily translation services. Additionally, the 2005 fiscal year includes corporate recovery services and compensation surveys.
AMENDMENT TO BY-LAW No. 1
The Board of Directors of the Bank, at its meeting on December 8, 2006, passed an amendment to Section 3.14 of By-law No. 1, which section provides for indemnity and insurance for certain directors and officers. The section previously reflected the provisions of the Bank Act in effect in 1996 when the By-law was approved by shareholders. The Board amended Section 3.14 to reflect recent changes to the relevant Bank Act provisions. The By-law amendment is submitted to shareholders for confirmation.
     The Bank Act was amended to, among other matters, align the governance standards applicable to financial institutions with those standards adopted in 2001 for business corporations governed by the Canada Business Corporations Act. Included among these amendments are revisions to the indemnity provisions in the Bank Act. The amendments broaden the rules relating to the indemnification of directors and officers, to allow a bank to indemnify a person with respect to investigative proceedings and to indemnify persons who act, at the bank’s request, not only as a director or officer of, but also in a similar capacity for, another entity. A bank may also advance amounts to persons for the expenses incurred in any civil, criminal, administrative, investigative or other proceeding in which they are involved because of their association as a director or officer with the bank or with another entity at the bank’s request. To complement the statutory requirement that persons must act in the best interests of the entity of which they are a director or officer, indemnification under the Bank Act is now specifically conditional upon the person acting honestly and in good faith with a view to the best interests of, as the case may be, the bank or the other entity for which they acted at the bank’s request as a director or officer or in a similar capacity.
     As amended, Section 3.14 of By-law No. 1 is as follows:
3.14 Indemnity and insurance —
(1)	Subject to the limitations contained in the Act, but without limit to the right of the Bank to indemnify any other person under the Act or otherwise, the Bank shall indemnify a Director or Officer, a former Director or Officer, or a person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity and his/her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with the Bank or other entity, if
(a)	the person acted honestly and in good faith with a view to the best interests of, as the case may be, the Bank or other entity for which they acted at the Bank’s request as a director or officer or in a similar capacity, and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that his/ her impugned conduct was lawful.
(2)	Subject to the limitations contained in the Act, the Bank may purchase and maintain such insurance for the benefit of such persons referred to in subsection (1) as the Board may from time to time determine.

(3)	Subject to the limitations contained in the Act, the Bank may advance amounts to such persons referred to in subsection (1) for the costs, charges and expenses of a proceeding referred to in that subsection.
     The resolution to be presented for consideration by shareholders at the meeting is as follows:
RESOLVED that Section 3.14 of By-law No. 1 of The Bank of Nova Scotia, as amended by the Board of Directors on December 8, 2006, is hereby confirmed.
     To be effective, this resolution must be passed by a majority of the votes cast by or on behalf of shareholders at the meeting. If it is not passed, the By-law reverts to the prior wording.
     Unless otherwise specified, the persons designated in the accompanying form of proxy intend to vote FOR the resolution confirming Section 3.14 of the By-law as amended.
AMENDMENTS TO THE STOCK OPTION PLAN
In 1994, shareholder and regulatory approval was obtained to implement the Bank’s Stock Option Plan, with

Scotiabank 15

subsequent amendments approved by the shareholders and the Toronto Stock Exchange (the “TSX”) in 1999 and 2004. The purpose of the Stock Option Plan is to provide compensation opportunities to selected employees that encourage alignment with shareholders and enhance the Bank’s ability to attract and retain key employees and reward significant performance achievements. (See “Human Resources Committee Report on Executive Compensation — Stock Option Plan” for the general terms of the Stock Option Plan).
Amendment Provisions
The Stock Option Plan currently has a general amendment provision, allowing the Board of Directors to suspend, terminate or to make amendments to the Plan, subject to TSX and regulatory approval. In the past, such approval has been granted at the discretion of the TSX and the TSX ruled as to whether the proposed amendment was or was not sufficiently material to require shareholder approval.
     Recently, however, the TSX announced that by June 30, 2007, each reporting issuer must formulate a detailed amendment provision in its stock option plan, failing which, all future amendments (no matter how immaterial) would require shareholder approval. The purpose is to more clearly distinguish in the Plan between the type of amendments that will require shareholder approval and those which can be made by the Board without shareholder approval. All amendments would continue to be subject to any required regulatory review or approval. The Bank proposes to amend its Stock Option Plan amendment provision in accordance with this recent TSX rule change.
     The Bank proposes to add an amendment provision to the Plan, which sets out those circumstances where the Board of Directors may not, without the approval of the holders of the Bank’s common shares, make amendments to the Plan. Shareholder approval will be required for the following types of amendments to the Stock Option Plan:
—	an increase in the maximum number of shares issuable under the Plan or a change from a fixed maximum number of shares to a fixed maximum percentage of issued and outstanding shares;

—	a reduction in the exercise price of outstanding options or a cancellation for the purpose of exchange for reissuance at a lower exercise price to the same person;

—	an extension of the expiry date of an option;

—	an expansion of the class of eligible recipients of options under the Plan that would permit inclusion of non-employee directors; and

—	an expansion of the transferability or assignability of options, other than to permitted assigns or for estate planning or estate settlement purposes.
     For purposes of the above, “permitted assigns” of an eligible person under the Plan may include: the spouse or other family member of the person; an entity controlled by the person or spouse; an RRSP or RRIF of the person, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the person, spouse or family member; and any party recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions.
     Notwithstanding the foregoing proposed amendment, shareholder approval will not be required for any adjustments made to the number of issuable shares or the exercise price of outstanding options in accordance with the section of the Plan which provides for appropriate adjustments in respect of certain events. Such events include subdivision or consolidation of shares, payment of dividends in stock (other than dividends in the ordinary course), reclassification or conversion of the shares, recapitalization, reorganization or other events which necessitate adjustments to the outstanding options in proportion with adjustments to all common shares.
     The Board may continue to make all other amendments to the Plan on matters including, but not limited to, “housekeeping” and administrative changes; the terms, conditions and mechanics of grant, vesting, exercise and early expiry; and amendments designed to comply with applicable laws, tax or accounting provisions, or regulatory requirements.
Expiry Dates during Blackout Periods
A recent Staff Notice issued by the TSX recognizes that blackout periods imposed by issuers are an example of good corporate governance and that TSX limitations on extensions of option terms were not intended to penalize listed issuers, their insiders and employees who, under their companies’ trading policies and good corporate governance practices, are prohibited from exercising options during blackout periods. As a result, the TSX has provided that issuers may amend their stock option plans to provide a conditional extension to an expiration date that occurs during or immediately after a blackout period. Such extension would be permitted for a limited number of days after the end of the blackout period.
     The Stock Option Plan currently provides that the expiry date of an option, which is set at the time of grant, shall not be later than the tenth anniversary of the date of the option grant. The Bank proposes an amendment to provide that, if the expiry date occurs during a blackout

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period or within the 10 business days immediately after a blackout period imposed by the Bank, the expiry date will be automatically extended to the date which is 10 business days after the last day of the blackout period. For purposes of the foregoing, “blackout period” means the period during which trading in Bank securities is restricted in accordance with the policies of the Bank and its affiliates.
     Examples of such a blackout period would include the following: (i) where the option holder is subject to trading restrictions imposed by the Bank under its trading “windows” policy, the period in which trading is restricted or is outside a permitted trading window, or such period of time where the option holder is in possession of undisclosed material information (as defined under applicable securities law) during a trading window; and (ii) such other restrictions on trading in securities of the Bank as may be imposed by the Bank from time to time.
     The amendment will align the proper administration of the Stock Option Plan with the Bank’s current trading policies and governance practices.
Shareholder Approval
These amendments to the Stock Option Plan were approved by the Board of Directors on December 8, 2006, subject to shareholder and regulatory approvals. The TSX has reviewed and approved these proposed additions to the Stock Option Plan. To be effective, the amendments to the Stock Option Plan must be approved by a resolution passed by a majority of the votes cast by shareholders at the meeting.
     The resolution to be presented for consideration at the meeting is as follows:
RESOLVED that amendments to the Bank’s Stock Option Plan, to add an amendment provision to the Stock Option Plan to describe amendments which will require Shareholder approval, and to provide for the limited extension of the expiry dates of options where such expiry date occurs within a blackout period or within the ten business days immediately following a blackout period imposed by the Bank, as described in the Management Proxy Circular of the Bank dated January 3, 2007, are hereby approved.
     Unless otherwise specified, the persons designated in the accompanying form of proxy intend to vote FOR the resolution to amend the Stock Option Plan to provide for the detailed amendment provisions and the extension of the expiry dates of options occurring within or immediately following blackout periods.
SHAREHOLDER PROPOSALS
Attached to this Management Proxy Circular as Schedule A are eight proposals which shareholders of the Bank plan to raise at the meeting. These proposals relate to the following:
•	information about remuneration experts;

•	remuneration of the Bank’s senior officers relative to the average wage of Bank employees, the costs of the Bank and its financial success;

•	allocation of stock options to senior officers equated with the economic value added of the Bank;

•	representation of women on the Board;

•	publication of the financial statements of the Bank’s subsidiaries;

•	the Bank’s participation in hedge funds;

•	the payment of pensions and benefits to eligible retirees of the Bank; and

•	the definition of “independent” director.
     If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these eight proposals.

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Part III — CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REGULATION
The Board of Directors and management believe that a strong, effective, independent Board plays a crucial role in protecting the interests of stakeholders and maximizing the value they receive from their investment in the Bank. The Board is committed to meeting high standards of corporate governance in all aspects of the Bank’s affairs.
     The Bank’s corporate governance practices are regulated on a number of levels and by many different parties. Our corporate governance practices meet or exceed the standards set out in the guidelines and rules of the Bank Act and those of the Canadian Securities Administrators (“CSA”), which include Multilateral Instrument 52-110, Multilateral Instrument 52-109, National Policy 58-201 and National Instrument 58-101. Our practices also comply with applicable requirements of the New York Stock Exchange (“NYSE”) and the Sarbanes-Oxley Act of 2002 (“SOX”), including applicable rules of the U.S. Securities and Exchange Commission (“SEC”). The Bank is not required to comply with most of the NYSE corporate governance rules (the “NYSE Corporate Governance Rules”). However, except as summarized in the Corporate Governance section of the Bank’s website at www.scotiabank.com, the Bank’s corporate governance practices do not differ significantly from the NYSE Corporate Governance Rules.
     Appendix 1 sets forth a summary of the Bank’s corporate governance practices, provides additional information required by the CSA and references those requirements of the NYSE and SOX applicable to the Bank, to demonstrate our commitment to compliance. In addition, the mandates, activities and certain accomplishments of the Committees of the Board are described below in the Committee Reports.
     The Corporate Governance Policies and the committee charters are also available in the Corporate Governance section of the Bank’s website at www.scotiabank.com and in print to any shareholder who requests a copy from the Secretary of the Bank. Additional information on the Bank’s Audit and Conduct Review Committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the Bank’s Annual Information Form at www.sedar.com under the heading “The Bank’s Audit and Conduct Review Committee”.

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COMMITTEE REPORTS
Audit and Conduct Review Committee Report
Members: Michael J.L. Kirby — Chairman, Ronald A. Brenneman (financial expert), Barbara J. McDougall, Elizabeth Parr-Johnston, Paul D. Sobey and Barbara S. Thomas. Ex-officio — Arthur R.A. Scace.
The Audit and Conduct Review Committee is responsible for supervising the quality, integrity and timeliness of the Bank’s financial reporting. The Committee also fulfils the role of the Bank’s conduct review committee as required under the Bank Act. In this capacity, the Committee’s responsibilities include reviewing transactions with related parties and monitoring procedures for resolving conflicts of interest and identifying potential conflict situations.
     The Audit and Conduct Review Committee is comprised exclusively of outside directors and all members are independent under the rules of the CSA, NYSE and the SEC. All members of the Audit and Conduct Review Committee are financially literate, and one or more members of the Committee have the required attributes of a “financial expert” as defined under SOX. The Board has determined that Mr. Ronald A. Brenneman is an audit committee financial expert.
     The Committee reviewed, and recommended for approval by the Board, the Bank’s annual consolidated financial statements, and the related management’s discussion and analysis, financial releases and unaudited interim financial statements and related management’s discussion and analysis on a quarterly basis, and the Annual Information Form.
     A key responsibility of the Committee is to provide an open avenue of communication between the Bank’s internal audit department, the Shareholders’ Auditors and the Board of Directors. The Shareholders’ Auditors report directly to the Committee and are invited to attend each meeting of the Committee and meet with the members without management present. The Committee reviews the Bank’s relationship with the Shareholders’ Auditors, who also provide the Committee with ongoing assurance of their independence and other qualifications. The Committee retains and terminates the Shareholders’ Auditors, subject to shareholder approval. The Chief Auditor (who is head of the Bank’s internal audit department) also attends each meeting of the Committee and meets with the members without the presence of management. The Committee reviews the annual internal audit plan, reviews the mandate for the Audit Department and the position description for the Chief Auditor and assesses the performance of the Bank’s internal audit function. The Committee also meets with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to discuss supervisory results.
     The Committee has also established policies and procedures for pre-approval of audit and permitted non-audit services. For more detail on these policies and the other activities of the Audit and Conduct Review Committee, see the discussion on the Audit and Conduct Review Committee in the Bank’s Annual Information Form which is available at www.sedar.com. For a complete list of the Committee’s duties and responsibilities, please see the Audit and Conduct Review Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.
Key Accomplishments — 2006:
Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2006. Key accomplishments of the Committee in 2006 include the following:
•	Financial Controls: In carrying out its responsibility for the integrity of the Bank’s financial statements and reporting to the Bank’s shareholders, the Committee reviewed, and recommended to the Board for approval, the Bank’s Internal Control Policy. The Board approved this Policy in May 2006. The Committee has overseen the Bank’s design, implementation and evaluation of an effective program to comply with SOX and Multilateral Instrument 52-109. In carrying out this responsibility, in 2006 the Committee oversaw management’s implementation and maintenance of systems to identify, document and assess internal control over financial reporting with a focus on assuring the Bank’s readiness to provide the certifications required pursuant to section 404 of SOX and Multilateral Instrument 52-109.

Scotiabank 19

•	Review of Basel II Capital Framework: The Committee undertook a comprehensive review of the Bank’s initiatives in implementing the new regulatory capital requirements under the Basel II Framework, including monitoring the Bank’s progress to date in preparing for the governance and operational changes that are required.
•	Whistleblower Policy: The Committee reviewed Scotiabank’s Policy for Raising Accounting, Internal Accounting Control, or Auditing Matter Concerns and recommended to the Board that it replace this policy with a new Financial Reporting Whistleblower Policy. The change was recommended in order to provide a mechanism for employees to report accounting and auditing concerns or suspected fraudulent activity, confidentially and anonymously through a toll-free hotline and website, maintained by an independent third party.
•	Auditor Independence: The Committee approved a revised policy on the hiring of employees from the Shareholders’ Auditors. The Policy on Employment of Personnel from the External Auditor was revised to reflect the move to a sole external auditor and is another measure of ensuring that the Bank facilitates the ongoing independence of the Shareholders’ Auditors.
•	Pre-Approval of Services by Shareholders’ Auditors: The Committee reviewed and revised the Bank’s Policy for the Pre-Approval of Services Performed by the External Auditor to reflect the fact that the Bank moved to a sole auditor in 2006.
•	Audit Planning Report: The Committee oversaw the Shareholders’ Auditors’ conduct of an integrated audit, which the Bank was subject to for the first time in 2006. The integrated audit included the Shareholders’ Auditors’ opinion on both the effectiveness of the Bank’s internal control over financial reporting and management’s assessment of the effectiveness of such controls.
Corporate Governance and Pension Committee Report
Members: Allan C. Shaw — Chairman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, Elizabeth Parr-Johnston, Paul D. Sobey and Alexis E. Rovzar. Ex-officio — Arthur R.A. Scace.
The Corporate Governance and Pension Committee acts as an advisor to the Board of Directors to enhance the Bank’s corporate governance through a continuing assessment of the Bank’s overall approach to corporate governance. As the Committee is also responsible for Director nominations, the Committee is comprised entirely of independent Directors.
     The Committee reviews, at least annually, the Bank’s Corporate Governance Policies and assesses the Bank’s compliance. The Committee makes recommendations to the Board on emerging best practices and other policy improvements. In assessing the Bank’s corporate governance practices, the Committee reviews the relationship between management and the Board of Directors and makes recommendations as it deems appropriate. The Committee’s mandate also includes responsibility for recommending Director compensation, responding to shareholder proposals and oversight of the Bank’s governance culture. As part of its overall evaluation of the Bank’s corporate governance practices, the Committee has developed processes for assessing the performance and effectiveness of the Board of Directors and its committees and to ensure that annual evaluations are completed. This process includes a review of individual directors’ performance. The Committee also establishes, and revises as necessary, the expectations and responsibilities of individual directors, committee chairs and committees.
     The Committee establishes and recommends to the Board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a Bank Director. The Committee will also identify and recommend qualified nominees, mindful of the Board’s Independence Standards. The Committee reviews the appropriateness of the Board’s current size and the composition of the Board as a whole.
     The Committee also has responsibility for overseeing the administration of the Bank’s pension plan. The Committee monitors that the Plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation. The Committee monitors and supervises the activities of the Pension Administration and Investment Committee and reviews its reports. The Committee also reviews the report of the auditor of the fund.

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Key Accomplishments — 2006:
Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2006. Key accomplishments of the Committee in 2006 are as follows:
•	Board Succession: The Committee reviewed the current Board and committee demographics with a view to assessing potential Director candidates. The Committee also retained the external consultants Korn Ferry to assist in compiling an evergreen list of potential candidates with particular skills, capabilities and experiences to meet the Bank’s long term strategies.
•	Review of Corporate Governance Policies: The Committee undertook a comprehensive review of all of the Board’s Corporate Governance Policies and committee charters and recommended certain revisions to the Board for approval. The Board approved these revisions in June 2006.
•	Review of Scotiabank Pension Plan: The Committee reviewed the benefits provided under the Plan and considered certain amendments designed to increase the maximum portion that can be paid under the Plan, in light of certain changes to the Income Tax Act (Canada). The Committee recommended certain changes to the Board which were approved in November 2005. In March 2006, the Committee also approved ad hoc increases to payments under the Plan.
     For more detailed information about the Bank’s system of corporate governance, please see the discussion in Appendix 1 to this Management Proxy Circular, which sets forth a summary of the Bank’s corporate governance practices. For a complete list of the Committee’s duties and responsibilities, please see the Corporate Governance and Pension Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.
Executive and Risk Committee Report
Members: John T. Mayberry — Chairman, Michael J.L. Kirby, Laurent Lemaire, Arthur R.A. Scace, Gerald W. Schwartz, Allan C. Shaw and Richard E. Waugh.
The Executive and Risk Committee acts as an advisor to executive management on highly sensitive or major strategic issues. It assists the Board in its risk management responsibilities by reviewing and approving credit, investment and market risks and reviewing, monitoring and approving risk related policies, procedures and standards, as required by regulatory agencies. In its capacity as an executive committee of the Board, during intervals between meetings of the Board of Directors, this Committee may exercise all of the powers of the Board of Directors, subject to the limitations set out in the Bank Act (Canada) and such other limitations as the Board of Directors may determine from time to time. Periodically, the Committee examines and reports to the Board of Directors on public issues facing the Bank and, as required, recommends policies in respect of these issues.
Key Accomplishments — 2006:
Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2006. Key accomplishments of the Committee in 2006 are as follows:
•	Review of Basel II Capital Framework: The Committee undertook a comprehensive review of the Bank’s initiatives in implementing the new regulatory capital requirements under the Basel II Framework, including monitoring the Bank’s progress to date in preparing for the governance and operational changes that are required.
•	Review of Significant Credit and Market Risk Exposure: The Committee reviewed significant credit and market risk exposures, including various industry sector analyses. As part of this process, the Committee approved a new credit risk strategy in January 2006.
•	Review of Potential Acquisitions and Related Party Transactions: The Committee reviewed major strategic initiatives and issues, including potential acquisitions. In carrying out its responsibilities, the Committee reviews and makes recommendations to the Board on related party transactions.
     For a complete list of the Committee’s duties and responsibilities, please see the Executive and Risk Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.

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Human Resources Committee Report
Members: Arthur R.A. Scace — Chairman, Ronald A. Brenneman, N. Ashleigh Everett, John C. Kerr, Laurent Lemaire, John T. Mayberry and Barbara J. McDougall.
The Human Resources Committee is responsible for setting and implementing compensation policy and for making recommendations to the Board with respect to officer compensation, incentive compensation plans and equity compensation plans. The Committee also monitors executive compensation design and governance trends. The Committee reviews all Bank compensation disclosure prior to its publication and recommends its approval to the Board. The Committee is comprised entirely of independent Directors. Mr. Mayberry was appointed to the Committee effective May 29, 2006. Otherwise, the membership of the Committee did not change in fiscal 2006.
Key Accomplishments — 2006:
Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2006. Key accomplishments of the Committee in 2006 are as follows:
•	Retention of Independent Advisor: The Committee retained Hewitt Associates as an independent advisor to the Committee, with a mandate to support the Committee in its review of new/emerging executive compensation trends, regulatory requirements, and compensation program design. At each Committee meeting, the independent advisor meets with the Committee without management present.
•	Review of Executive Programs: In addition to reviewing executive officer compensation for recommendation to the Board, the Committee undertook a number of reviews during the year in connection with executive compensation and program practices. As a result of these reviews, the Committee has concluded that the Bank’s current approach to executive compensation is appropriate and effective. The Committee determined that it was appropriate to increase stock ownership requirement levels for Senior Vice-Presidents and Executive Vice-Presidents. Evolving disclosure best practices and requirements were considered by the Committee resulting in enhancements to the annual disclosure of executive compensation in the Management Proxy Circular. The Committee recommended further alignment of short-term and mid-term incentive plan performance metrics consistent with the Bank’s Balanced Scorecard approach to objective setting and performance measurement.
•	Review of Executive Mandates: The Committee reviewed and approved the mandates for all executive officers.
•	Leadership Review: The Committee continued its efforts to ensure effective leadership resource planning and succession planning is in place. In this capacity, the Committee reviewed potential succession candidates and development plans for key executive roles. Executive officer appointments in line with the leadership resource planning and succession planning were recommended by the Committee to the Board.
For a complete list of the Committee’s duties and responsibilities, please see the Human Resources Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.
Please see below for the Human Resources Committee Report on Executive Compensation.

Part IV — COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS
The Bank paid its non-employee Directors the following fees:
•	A board retainer of $30,000 per year and an additional dedicated board retainer of $70,000 per year paid in Bank common shares or Directors’ Deferred Share Units (“DDSUs”);
•	A fee of $1,500 for each Board or committee meeting attended;
•	A retainer of $30,000 per year for the Chairman and $6,000 per year for members of the Audit and Conduct Review Committee;
•	A retainer of $10,000 per year for the Chairman and $3,000 per year for members of each other committee; and
•	A fee of $1,000 for each Regional Advisory Committee meeting attended.

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     An annual retainer of $300,000 is paid to the Chairman. The Chairman of the Board does not receive any other fees, including meeting attendance fees. Mr. Waugh, who is an officer of the Bank, does not receive any fees for serving as a Director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Bank business.
Table 4 reflects compensation earned by Directors in respect of fiscal 2006. The amounts are those amounts paid in respect of fiscal 2006 under compensation arrangements described above (as applicable).

Table 4 — Directors’ Compensation for Fiscal 2006

					NON-				PORTION OF FEES TAKEN
		DEDICATED	COMMITTEE	COMMITTEE	EXECUTIVE	BOARD	COMMITTEE		IN CASH OR APPLIED
	BOARD	BOARD	CHAIRMAN	MEMBER	CHAIRMAN	ATTENDANCE	ATTENDANCE	TOTAL FEES	TO COMMON SHARES
NAME	RETAINER	RETAINER	RETAINER	RETAINER	RETAINER	FEE	FEE	PAID	AND/OR DDSUs
	($)	($)	($)	($)	($)	($)	($)	($)
Ronald A. Brenneman	30,000	70,000	—	9,000	—	13,500	21,000	143,500	100% DDSUs
C.J. Chen	30,000	70,000	—	3,000	—	12,000	6,000	121,000	100% DDSUs
N. Ashleigh Everett	30,000	70,000	—	6,000	—	12,000	13,500	131,500	100% DDSUs
John C. Kerr	30,000	70,000	—	6,000	—	13,500	19,000	138,500	100% DDSUs
Michael J.L. Kirby	30,000	70,000	30,000	3,000	—	13,500	27,000	173,500	100% DDSUs
Laurent Lemaire	30,000	70,000	—	6,000	—	13,500	26,000	145,500	Dedicated Retainer in common shares Remainder in cash
John T. Mayberry[1]	30,000	70,000	10,000	1,250	—	13,500	18,000	142,750	100% DDSUs
Barbara J. McDougall	30,000	70,000	—	9,000	—	13,500	21,000	143,500	Dedicated Retainer in DDSUs Remainder in cash
Elizabeth Parr-Johnston	30,000	70,000	—	9,000	—	13,500	18,000	140,500	Dedicated Retainer in DDSUs Remainder — 50% DDSUs and 50% cash
Alexis E. Rovzar de la Torre[2]	25,000	58,333	—	2,500	—	12,000	4,500	102,333	100% in common shares
Arthur R.A. Scace	—	—	—	—	300,000	—	—	300,000	25% in DDSUs Remainder in cash
Gerald W. Schwartz	30,000	70,000	—	3,000	—	13,500	13,500	130,000	Dedicated Retainer in DDSUs Remainder in cash
Allan C. Shaw	30,000	70,000	10,000	3,000	—	13,500	21,000	147,500	100% DDSUs
Paul D. Sobey	30,000	70,000	—	9,000	—	13,500	18,000	140,500	100% DDSUs
Barbara S. Thomas[3]	30,000	70,000	—	6,000	—	13,500	12,000	131,500	Dedicated Retainer in common shares Remainder — 20% in common shares and 80% in cash
TOTAL	415,000	968,333	50,000	75,750	300,000	184,500	238,500	2,232,083

Notes:
1.	Mr. Mayberry was appointed a member of the Human Resources Committee on May 29, 2006.

2.	Mr. Rovzar was appointed a Director of the Bank and a member of the Corporate Governance and Pension Committee on December 31, 2005.

3.	Ms. Thomas receives a portion of her fees in cash in order to cover applicable U.S. withholding taxes.
Directors’ Share Purchase Plan
To encourage share ownership by Directors, the Bank has a Directors’ Share Purchase Plan under which Directors can use some or all of their fees to buy Bank common shares at market prices.

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Directors’ Deferred Stock Unit (DDSU) Plan
To further align the interests of Directors with those of other shareholders, under the DDSU Plan, in lieu of cash, Directors may elect to receive all or a portion of their fees as DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a Director of the Bank. The redemption value of a DDSU is equal to the market value of a Bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the Bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights.
Director Stock Option Plan
The Director Stock Option Plan was approved by shareholders and the TSX in 2001. Effective October 28, 2003, the Bank discontinued granting stock options to Directors.
Share ownership guideline
Effective March 2004, Directors are required to hold Bank common shares and/or DDSUs with a value not less than $300,000. Directors are expected to reach this level within five years of their initial appointment or election.

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     Table 5 provides a breakdown of each Director’s current Bank common share and DDSU holdings. As at October 31, 2006, all Directors were above the target ownership level, with the exception of Ms. Thomas who was appointed to the Board on September 28, 2004 and Mr. Rovzar who was appointed to the Board on December 31, 2005. Ms. Thomas has until September 2009 to reach the target ownership level and has elected to receive her $70,000 dedicated annual retainer and 20% of her remaining fees in Bank common shares. Mr. Rovzar has until December 2010 to reach the target ownership level and has elected to receive 100% of his fees in Bank common shares.

Table 5 — Directors’ Share Ownership

				TOTAL NUMBER OF	TOTAL VALUE OF
				BANK COMMON	BANK COMMON
		NUMBER OF BANK	NUMBER OF	SHARES AND	SHARES AND
NAME	FISCAL YEAR	COMMON SHARES[1]	DDSUs/DSUs	DDSUs/DSUs	DDSUs/DSUs[2]
					($)
					(“AT RISK
					AMOUNT”)
Ronald A. Brenneman	2006	25,162	19,341	44,503	2,193,998
	2005	24,446	15,733	40,179	1,727,295
C.J. Chen	2006	33,624	7,077	40,701	2,006,559
	2005	33,624	4,320	37,944	1,631,213
N. Ashleigh Everett	2006	12,308	13,146	25,454	1,254,882
	2005	12,308	9,976	22,284	957,989
John C. Kerr	2006	11,800	18,482	30,282	1,492,903
	2005	8,790	15,004	23,794	1,022,904
Michael J.L. Kirby	2006	2,493	21,097	23,590	1,162,987
	2005	2,478	16,809	19,287	829,148
Laurent Lemaire	2006	15,692	0	15,692	773,616
	2005	14,206	0	14,206	610,716
John T. Mayberry	2006	11,548	20,322	31,870	1,571,191
	2005	11,286	16,702	27,988	1,203,204
Barbara J. McDougall	2006	6,364	8,175	14,539	716,773
	2005	6,333	6,453	12,786	549,670
Elizabeth Parr-Johnston	2006	9,620	17,425	27,045	1,333,319
	2005	9,620	14,677	24,297	1,044,528
Alexis E. Rovzar de la Torre	2006	2,099	0	2,099	103,481
	2005	—	—	—	—
Arthur R.A. Scace	2006	15,435	12,301	27,736	1,367,384
	2005	14,895	10,345	25,240	1,085,068
Gerald W. Schwartz	2006	100,000	4,664	104,664	5,159,935
	2005	100,000	3,052	103,052	4,430,205
Allan C. Shaw	2006	71,444	21,242	92,686	4,569,420
	2005	70,394	17,491	87,885	3,778,176
Paul D. Sobey	2006	16,000	18,551	34,551	1,703,364
	2005	16,000	15,032	31,032	1,334,066
Barbara S. Thomas	2006	3,964	0	3,964	195,425
	2005	1,715	0	1,715	73,728
Richard E. Waugh[3]	2006	107,558	268,855	376,413	18,557,161
	2005	84,802	222,107	306,909	13,194,018

Notes:

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	The total value of Bank common shares was calculated as follows: for 2006, based on $49.30, the closing price of a Bank common share on the TSX on October 31, 2006; and for 2005, based on $42.99, the closing price of a Bank common share on the TSX on October 31, 2005.

3.	Mr. Waugh participates in the DSU Plan for Officers. For further details on Mr. Waugh’s aggregate holdings, see note 4 to Table 7.

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     Table 6 provides a breakdown of option grants made to Directors under the Director Stock Option Plan. Effective October 28, 2003, the Bank discontinued granting stock options to Directors. Each of the Bank’s current Directors, with the exception of Mr. Waugh (as he is an officer), Ms. Thomas (who became a Director in 2004) and Mr. Rovzar (who became a Director in 2005), received such option grants. Except as noted below, all such Directors continue to hold their options, which all vested on their respective grant date.

Table 6 — Director Stock Options

					VALUE OF
					UNEXERCISED
					OPTIONS
				NUMBER OF OPTIONS	($)
			EXERCISE PRICE	GRANTED PER	(as at October 31,
GRANT DATE	VESTING DATE	EXPIRY DATE	($)	DIRECTOR	2006)
March 9, 2001	March 9, 2001	March 9, 2011	20.950	6,000	170,100
December 10, 2001	December 10, 2001	December 10, 2011	24.675	4,000	98,500
December 6, 2002	December 6, 2002	December 6, 2012	24.400	4,000	99,600
				14,000	368,200

Notes:

1.	Options were granted under the terms of the Director Stock Option Plan to non-employee Directors, with an exercise price equal to the TSX closing price of the Bank common shares on the last trading day before the option grant. Under the plan, the aggregate number of shares subject to options to any single optionee may not at any time exceed 5% of outstanding Bank common shares (on a non-diluted basis), options are not assignable except in the event of death, and expire 10 years from grant, subject to early termination in the event of ceasing to be a Director or death. General loan policies of the Bank, at customer rates, apply to directors borrowing for the purpose of purchasing shares of the Bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.

2.	Dr. Parr-Johnston exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2004. Mr. Mayberry exercised 14,000 options in fiscal 2005.

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HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION
for the fiscal year ended October 31, 2006
The Board of Directors of the Bank has delegated to the Human Resources Committee responsibility for setting and implementing compensation policy for the Bank’s executive officers. This includes ensuring that overall compensation for executive officers is competitive in today’s market. This allows the Bank to attract, keep and motivate executives who have the relevant skills, knowledge, and abilities and ensures that compensation is aligned with Bank performance and shareholder interests.
     The Committee has established five specific goals for the Bank’s executive compensation policy:
•	to attract and retain key personnel;

•	to reward executives for achieving strategic corporate objectives;

•	to motivate executives to act in the best interests of the shareholders;

•	to ensure that the Bank’s compensation for executive positions is competitive; and

•	to encourage talented personnel within the Bank to aspire to executive positions.
     In fiscal 2006, the Committee retained the services of an external executive compensation consultant, Hewitt Associates. The mandate of the consultant is to serve the Bank and work for the Committee in its review of executive compensation practices, compensation design, and for recommendations consistent with market trends and regulatory considerations. The Committee did not direct Hewitt to perform the above services in any particular manner or under any particular method. The Committee has final authority to hire and terminate the consultant, and evaluates the consultant periodically. The Committee Chair reviews and approves all invoices from the compensation consultant. The fees paid to Hewitt Associates for services provided to the Committee in fiscal 2006 amounted to approximately $30,000. Hewitt Associates also provides consulting services to the Bank with respect to benefits and pension administration and other consulting. Fees for these services were approximately $678,600 in fiscal 2006.
     The Bank engages two outside consulting firms, Hay Group Limited and Towers Perrin, to provide information in support of the annual compensation review. The Hay Group provides data on the total compensation offered for similar positions in various ‘‘comparator’’ groups of companies (companies of similar size and scope). For most executive roles the comparator group is primarily the large Canadian banks. As an additional reference, two major insurance companies have been included in the comparator group for 2006. The comparator group for the Chief Executive Officer also includes certain Canadian and U.S. financial services companies, and other large corporate employers who may hire from the same pool of human resources. Towers Perrin provides analysis of market trends and practices as well as guidance on compensation plan design.
     The Committee is made up of seven of the Bank’s independent directors, none of whom are or have been executives of the Bank. The Committee met six times during the fiscal year and submitted its recommendations with respect to compensation for the Bank’s executive officers to the Board of Directors.
Executive Compensation
Total compensation for executives at the Bank, including the President and Chief Executive Officer, consists of base salary, annual incentive bonus, mid-term incentives and long-term incentives. The compensation framework is structured to provide executives with the opportunity for a competitive level of total compensation based on the Bank’s business results, both absolute and relative to comparator groups. Compensation programs are designed to provide average pay for average performance, but provide the opportunity for top quartile pay against our comparator groups when superior results are achieved. The following table outlines the Bank’s current mix of executive compensation components:

		ANNUAL INCENTIVE	MID-TERM	LONG-TERM
EXECUTIVE LEVEL	BASE SALARY	BONUS	INCENTIVE	INCENTIVE
President and Chief Executive Officer	12%	18%	35%	35%
Vice-Chair/Senior Executive Vice-President	16%	23%	31%	30%
Executive Vice-President	20%	26%	27%	27%
Senior Vice-President	33%	27%	26%	14%
Vice-President	42%	23%	26%	9%

     In determining the mix of cash (base salary and annual bonus) versus share-based compensation (stock options and RSUs/PSUs), consideration is given to the appropriate proportion of pay that should be at risk, based on the

Scotiabank 27

executive’s ability to affect the Bank’s results, as well as the compensation mix for similar positions in the Bank’s comparator groups.
     More details on the components used to determine the compensation of the President and Chief Executive Officer are found later in this report under the heading “President and Chief Executive Officer Compensation and Corporate Performance”.
Base Salary
Every year, the Committee reviews each executive officer’s salary as compared with the average base salaries for similar positions in the comparator groups, and recommends appropriate adjustments based on the executive’s experience, performance and leadership.
Annual Incentive Bonus
The Bank has several short-term incentive plans that provide annual bonuses to executives and employees if, for example, they achieve specific financial results or other goals for the year. The Human Resources Committee is responsible for approving these plans. The main plans are described below.
Canadian Incentive Pay Program (CIP)
This broad-based plan rewards employees for contributing to the Bank’s success. The plan pays bonuses to all eligible employees (who do not participate in another annual incentive plan) based on the Bank’s return on equity, customer satisfaction rating, and their individual performance. Comparable plans exist in international locations.
Management Incentive Plan (MIP)
The MIP rewards executives, up to and including the President and Chief Executive Officer, for achieving specific results, both financial and non-financial. Awards under the MIP are paid based on a broad range of criteria. Some are quantitative and some are qualitative, but all focus on achieving superior results. Individual incentive awards vary, and are based on individual contribution to the Bank’s success. In 2006, the Bank exceeded its performance targets.
2006 Performance Versus Objectives
Scotiabank takes a balanced approach to the assessment of annual performance based on the Bank’s results against absolute performance objectives, performance relative to economic conditions, the performance of the larger Canadian banks and other factors determined by the Board of Directors.

	OBJECTIVES	ACHIEVEMENT
Financial	Return on Equity (ROE)[1] of 18% – 22%	ROE: 22.1%
	Diluted Earnings Per Share (EPS)[2] growth of 5% – 10%	Diluted EPS Growth: 13%
	Long-term shareholder value through increases in dividends and stock price appreciation	Total Shareholder Return: 18%
Customer	High levels of customer satisfaction and loyalty	Continued to achieve a high level of customer satisfaction on a global basis
(as measured by external and internal measures)
	Growth in customer acquisition	Exceeded customer acquisition growth targets on a global basis
Operational	Productivity Ratio[3] of < 58%	Productivity Ratio: 55.3%
	Sound ratings	AA- rating
	Best practices in corporate governance and compliance processes	Achieved
	Strong capital ratios	Tier 1: 10.2%
People	High levels of employee satisfaction and engagement	Continued high levels of employee satisfaction and external recognition as an employer of choice
	Enhance workforce diversity	Continued to enhance workforce diversity
	Commitment to corporate social responsibility and strong community involvement	Achieved

1.	ROE measures how well the Bank is using common shareholders’ invested money. It is calculated by dividing net income available to common shareholders by average common shareholders’ equity.

2.	EPS is the net income a company has generated per common share. It is calculated by dividing net income available to common shareholders by the average number of diluted common shares outstanding.

3.	The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income.

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Deferred Stock Unit (DSU) Plan
The DSU Plan provides senior executives a deferral opportunity that represents another link between the interests of senior executives and those of shareholders. Under the DSU Plan, senior executives may choose at the start of each fiscal year to allocate up to 100% of their MIP award into DSUs. When the MIP awards are determined following the end of the fiscal year, the amount will be converted to DSUs, based on the market price of Bank common shares on the notification date under the DSU Plan.
     The DSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. They can be redeemed only when a participant ceases to be a Bank employee, and must be redeemed by the end of the year following the year in which the participant ceases to be a Bank employee. Their redemption value will be the market value of an equal number of Bank common shares.
Mid-term and Long-term Incentives
Mid-term and long-term incentives are designed to provide selected employees of the Bank, its subsidiaries, and affiliates with compensation opportunities that align their interests with those of shareholders and enhance the Bank’s ability to attract and retain key employees and reward significant performance achievements. The value of mid-term and long-term incentives granted each year is designed to maintain competitive pay based on the executive’s ability to affect the Bank’s results and their individual performance without consideration of the amount and terms of an executive’s existing mid-term and long-term awards.
Performance Share Unit (PSU) Plan
In 2004, the Bank introduced the PSU Plan, a mid-term equity-based compensation plan that contains performance features, to ensure that mid-term incentive opportunities continue to focus on pay for performance and the alignment of executive compensation with shareholder interests. The PSU Plan is effective for annual awards made to eligible executives, including the Named Executive Officers, beginning in December 2004.
     Awards made under the PSU Plan are comprised of time-based units and performance-based units. The proportion of the PSU award allocated to performance-based units ranges from 25% for Vice-Presidents to 50% for Executive Vice-Presidents and above, including the Named Executive Officers, in recognition of their ability to impact Bank results. Both the time-based units and performance-based units vest and are redeemable on the last day of the 35th month following the date of the award. Both types of units also accumulate additional units based on notional equivalents of dividends on Bank common shares. At the time the performance-based units vest, the number of performance-based units to be redeemed may increase, decrease or remain the same depending on the Bank’s performance over the three year period. The redemption value will be the market value of an equal number of Bank common shares on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date. Termination of employment without cause within two years following a change of control accelerates vesting.
     Each year at the time that new PSU awards are approved, the Committee reviews and approves the performance measures to be applied for the new awards. For PSU awards made in December 2006, the performance measures are the same as in December 2005. Three year performance will be assessed based on two equally weighted performance measures: Return on Equity compared to target and relative Total Shareholder Return (TSR). For the December 2006 awards, relative TSR is defined as the appreciation in the Bank’s common share price plus dividends reinvested compared to eight comparators consisting of the four other major Canadian banks, three other major financial institutions and the S&P/TSX composite index. Depending on actual performance against these two performance measures, the performance-based units may be reduced to zero or may increase to a maximum of 150%. More details on PSU awards made to the Named Executive Officers can be found in the Summary Compensation Table and the Performance Share Units (PSUs) Table.
Restricted Share Unit (RSU) Plan
Annual mid-term incentive awards made up to and including December 2003 were granted under the RSU Plan. RSU awards may continue to be made on a limited basis as appropriate for specific recruitment, retention, or recognition purposes.
     Under the RSU Plan, selected executives have received an award of RSUs. The RSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. The RSUs vest and are redeemable on the last day of the 35th month following the date of the award. Termination of employment without cause within two years following a change of control accelerates vesting. For RSUs awarded in fiscal year 2004 (December 2003) and subsequent years, the redemption value will be the market value of an equal number of Bank common shares on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date.
     Eligible Bank employees may be selected to participate in a Restricted Share Unit Plan. The terms of this plan are

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identical to the RSU Plan described above, except this plan does not contain a change of control provision.
Stock Option Plan
Under the Stock Option Plan, selected employees of the Bank, its subsidiaries and affiliates are eligible to be granted stock options. The Plan is not applicable to any non-employee directors of the Bank or subsidiaries or affiliates. Stock option grants may include a tandem stock appreciation rights (‘‘tandem SARs’’) feature. Tandem SARs have been attached to options granted since 2002. An optionee may elect to exercise either the option or the corresponding tandem SAR. Upon exercise of the tandem SAR, an optionee receives the difference between the exercise price and the closing price of Bank common shares on the TSX on the day the notice of exercise is received. Upon the exercise of the tandem SAR, the corresponding option will be cancelled. If the option is exercised, the corresponding tandem SAR is cancelled.
     Options are regularly granted to eligible executives of the Bank and its subsidiaries following the public release of year-end financial results, in conjunction with other compensation awards. On a limited basis, stock option grants may occasionally be made at other times for specific recruitment or retention purposes. For grants made since December 2005, the exercise price of each option will be the higher of the closing price of Bank common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date. The options vest over four years and expire 10 years after the grant date, subject to early expiry in certain circumstances, including death, retirement, and termination. In the event that the employment of the optionee is terminated by the Bank for cause, or as a result of the optionee’s resignation, both vested and unvested options will expire. In the event of termination of employment without cause, any unvested options will expire upon termination, and vested options will continue to be exercisable for three months from termination. In no event shall options be exercisable following the original expiry date, other than that contemplated in a proposed Plan amendment to address those situations where an option’s expiry date falls during a blackout period or within 10 days of a blackout period (see ‘‘Business of the Meeting — Amendments to the Stock Option Plan’’). Termination of employment without cause within two years following a change of control accelerates vesting. Options are not assignable, except in the event of death.
     The number of shares issuable under the Stock Option Plan has been approved by shareholders and, at all times, has represented less than 10% of the outstanding common shares of the Bank. The current number and percentage of common shares outstanding, as well as a three year history of other relevant percentages, are shown in Tables 11 and 12 of the Management Proxy Circular. There is no maximum on the percentage of securities under the Stock Option Plan available to insiders. The Stock Option Plan provides that no optionee may be granted options to purchase an aggregate number of shares at any time exceeding 5% of the number of issued and outstanding Bank common shares (on a non-diluted basis). Once granted, options may not be repriced or forfeited in exchange for options with a lower price. The Stock Option Plan provides for adjustments to be made for the effect of certain events, including, but not limited to, subdivision, consolidation, reorganization, reclassification or other events which necessitate adjustments to the outstanding options in proportion with adjustments made to all common shares. The Stock Option Plan authorizes the Board of Directors to amend the plan without shareholder approval, subject to applicable regulation. It is proposed to add a provision to set out certain types of amendments that the Board may not make without approval by the Bank’s shareholders. (See ‘‘Business of the Meeting —Amendments to the Stock Option Plan’’.)
     General loan policies of the Bank, at customer rates, apply to employees of the Bank and subsidiaries borrowing for the purpose of purchasing shares of the Bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.
     Outside of Canada, where local laws may restrict the issuance of shares, stand-alone stock appreciation rights (‘‘SARs’’) have been granted instead of options.
Retirement Benefits
Executives of the Bank have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $2,111 per year of service, for executives retiring in 2006. This limit will gradually increase to $2,444 per year of service for executives retiring after 2008.
     Certain executives participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Under the Scotiabank Executive Pension Plan, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes 50% of the lesser of actual bonus and target bonus, and is capped at $200,000 for Vice-Presidents and $400,000 for Senior Vice-Presidents.

Scotiabank 30

     Early retirement pensions are paid, if the executive retires from the Bank (1) within five years of normal retirement or (2) at age 55 or later, and the executive’s age plus years of service total at least 75. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive’s pension.
     For a discussion of the Named Executive Officer pension arrangements see ‘‘Executive Compensation —Retirement Benefits’’.
Scotia Capital
The Scotia Capital incentive plans are structured to attract and retain top performers and relationship managers in this highly competitive business and to support the business strategy. Scotia Capital’s strategy focuses on client needs and solutions and requires significant teamwork between the relationship managements and product functions in order to be successful.
     The Scotia Capital Annual Incentive Plan is designed to focus senior management on maximizing net income growth, client profitability and return on equity and on creating a culture of teamwork. There is one bonus pool that covers all of Scotia Capital’s major businesses. The funding is based on the overall profitability of the participating business lines. While individual awards are discretionary, allocations are based on business unit results, individual contribution and market practice.
     A portion of the Scotia Capital annual incentive is paid out under the terms of the Scotia Capital Deferred Payment Plan (SCDPP), introduced in respect of fiscal 2003. Under this plan, a portion of an individual’s annual incentive payment, as determined by a specific formula, is deferred and converted to deferral units. The value of a unit tracks the total return on Bank common shares, including additional units allocated to reflect notional dividend equivalents on Bank common shares. The original units awarded are payable in cash in equal installments over the subsequent three years. All units derived from reinvestment of notional dividends are converted to cash and paid out, in full, every year.
Executive Stock Ownership Guidelines
To ensure the continued alignment of executive and shareholder interests, the Bank has minimum shareholding requirements for its executives (including share-based units such as DSUs, RSUs, PSUs and SCDPP Deferral Units (DUs)), proportionate to their base salary and position level, as follows:

	MULTIPLE OF
EXECUTIVE LEVEL	BASE SALARY
President and Chief Executive Officer	6
Vice-Chair	4
Senior Executive Vice-President	3
Executive Vice-President	3	*
Senior Vice-President	2	*
Vice-President	1

*	In 2006, the Committee increased the multiple of base salary from 2 to 3 for Executive Vice-Presidents and from 1 to 2 for Senior Vice-Presidents to better align with market conditions and competitive practice amongst our comparator group.
     New executives have three years to meet the stock ownership guidelines. The Named Executive Officers, as well as Executive Vice-Presidents, have all exceeded the minimum stock ownership guidelines.
     In addition, the President and Chief Executive Officer is required to continue to meet the shareholding requirements for one year following retirement.
President and Chief Executive Officer
Compensation and Corporate Performance
In determining appropriate total compensation for the Bank’s President and Chief Executive Officer, the Committee follows a number of guiding principles. These principles are similar to those used when evaluating executive officer total compensation and focus on:
•	pay for performance; and

•	competitive market total compensation, both in terms of the form and mix of compensation (base salary, short-term incentive, mid-term incentive and long-term incentive) and the overall value.
     The components of total compensation for the President and Chief Executive Officer, and the manner in which they are reviewed and evaluated by the Committee, are similar to those of other executives as previously outlined.
     Given the significant impact the President and Chief Executive Officer has on the Bank’s short-term and long-term performance, outlined below is further explanation of the Committee’s assessment of Mr. Waugh’s performance, focusing on:
•	achievement of the Bank’s financial, customer, operational and people objectives;

•	stewardship of the Bank’s three core businesses; and

•	overall leadership and strategy during the past year.

Scotiabank 31

Results
Under President and Chief Executive Officer Rick Waugh’s leadership, Scotiabank exceeded all of its key financial and operational targets in achieving record earnings in 2006, with net income available to common shareholders of $3,549 million. Earnings per share (EPS)(diluted) were $3.55, in comparison to $3.15 in 2005. EPS growth was 13%, exceeding our target of 5 to 10%. Return on equity (ROE) reached its highest level in recent years at 22.1%, compared to 20.9% last year (exceeding the target of 18 to 22%). The Bank’s overall efficiency was excellent once again this year, with the productivity ratio coming in at 55.3%. The target for the year was a ratio of less than 58%. Lastly, the Bank’s capital base remains strong. At 10.2%, the Tier 1 capital ratio remains among the highest of the Canadian banks. The Bank’s tangible common equity ratio, at 8.3%, also continued to be strong compared to the other major Canadian banks.
     Total return to common shareholders — which includes dividends and appreciation in the price of common shares — was 18% in 2006. Longer-term returns have also been excellent. Shareholders have had positive annual returns from the Bank’s shares for 12 consecutive years — the best record among Canada’s major banks. The compound annual return on the Bank’s shares over the past five years has averaged 21%, and 20% over the past 10 years.
     A focus on deepening relationships with present customers helped the Bank maintain high customer satisfaction and loyalty levels in 2006. In addition, the Bank was named ‘‘Bank of the Year in Canada’’ by The Banker magazine.
     As well, under Mr. Waugh’s direction, sound and effective corporate governance continues to be a priority for Scotiabank and is considered essential to the Bank’s strength, integrity and long-term success. Scotiabank’s corporate governance policies are designed — and are reviewed annually — to reflect evolving best practices in corporate governance.
     The Bank, under Mr. Waugh’s leadership, also achieved strong results in employee satisfaction, as measured by ViewPoint, the Bank’s annual employee satisfaction survey. In 2006, 86% of Scotiabank Group employees worldwide responded to the survey. This year, the overall level of satisfaction was 87%, up from 84% last year. As well, good progress was made in improving the representation of women and visible minorities on the Bank’s leadership team.
     And finally, the Bank remains deeply committed to supporting the communities where Scotiabank employees live and work — striving to play a leadership role and make a positive impact.
Business Line Performance
The strength of Scotiabank’s results is founded on the success of its three core business lines — Domestic Banking, International Banking and Scotia Capital. For the first time, each of the business lines contributed more than $1 billion in annual net income.
•	Domestic Banking reported net income available to common shareholders of $1,279 million in 2006, $26 million or 2% higher than last year, with a return on equity of 27.8%. Domestic Banking accounted for 36% of the Bank’s total net income. Results included solid performances in wealth management and commercial banking. There was strong asset and deposit growth in retail and small business banking. In addition, Domestic Banking experienced solid customer retention and growth in its customer base. There were substantial market share gains in mortgages, due primarily to acquisitions. Market share in total personal lending was also up strongly. Growth in retail and small business deposits led to an industry-leading gain in personal deposit market share from last year. Commercial deposits rose 15%, continuing the double-digit growth trend of the past several years. In keeping with its strategy to acquire new customers, the Domestic Bank embarked on its first major branch network expansion in almost 10 years, and also acquired the Canadian operations of the National Bank of Greece and the mortgage business of Maple Financial Group.
•	International Banking’s net income available to common shareholders in 2006 was a record $1,054 million — an increase of $254 million or 32% from 2005. International Banking accounted for 30% of the Bank’s total net income. This strong growth was achieved notwithstanding the significant negative impact of foreign currency translation. The most significant contributors to earnings growth were Mexico, the Caribbean and Central America, and the Bank’s acquisitions in Peru (which gave it an almost 80% stake in Peru’s third-largest bank). Scotiabank Mexico’s net contribution increased 62% year over year. This significant increase was due mainly to strong loan growth, higher retail banking revenues and a recovery of Value Added Tax (VAT). Results in the Caribbean and Central America were bolstered by the impact of our acquisitions in El Salvador, Costa Rica and the Dominican Republic, as well as strong underlying loan growth and higher credit card revenues.
•	Scotia Capital reported record net income available to common shareholders of $1,047 million, a 14% increase over 2005. Scotia Capital contributed 30% to the Bank’s overall results. This strong performance was driven by

Scotiabank 32

solid revenue growth of 10%, with growth in both Global Corporate and Investment Banking and Global Capital Markets. Scotia Capital continued to benefit from a benign credit environment, which again resulted in low provisions for credit losses and net loan loss recoveries. Expenses remained well controlled. Return on equity at 31.3% was a record for the division, ahead of last year’s strong performance. For the third consecutive year, Scotia Capital was named Best Investment Bank in Canada by Global Finance magazine.
Leadership and strategy
The Committee recognizes that Mr. Waugh has effectively led the senior management team and has strengthened the Bank’s competitiveness and position for future growth opportunities.
     Mr. Waugh, in conjunction with his executive team, identified the following priorities for 2006: sustainable revenue growth, effective capital management, including strategic acquisitions, and leadership. By driving the development of effective strategies to achieve these priorities, Mr. Waugh has played a critical role in helping the Bank deliver a solid performance in each of these areas. In turn, this has enabled the Bank to exceed its key performance targets for 2006 and position itself for further success in the future.
     Mr. Waugh also continued to manage succession plans carefully and effectively, in conjunction with the Board. There were also several important changes to the senior management team during 2006. Robert Brooks was promoted to Vice-Chairman and Group Treasurer; Christopher Hodgson was appointed Executive Vice-President, Head of Domestic Personal Banking; Barbara Mason became Executive Vice-President, Wealth Management; Jane Rowe was appointed Executive Vice-President, Domestic Personal Lending and Insurance; Alberta Cefis assumed the position of Executive Vice-President and Group Head, Global Transaction Banking; and Kimberlee McKenzie was appointed Executive Vice-President, Scotia intek (since renamed Information Technology and Solutions). Taken together, the Board believes that these and other changes to the Bank’s management team represent the right approach to ensuring the continued success of the Scotiabank Group and clearly demonstrate the tremendous depth and breadth of the Bank’s senior management team, as well as its highly effective succession planning.
Compensation
For total compensation determination purposes, in addition to measuring the achievement of short and long-term goals, the Committee’s primary focus for comparison are the CEOs of the major Canadian banks, with consideration of the compensation of the leaders of selected international banks, and a select group of large Canadian corporations. Further, the Committee is mindful of the need to consider potential, future long-term sustained performance of the Bank when determining CEO compensation in any one year.
     As previously noted, the Bank achieved record results in 2006, exceeded all of its key financial targets, and performed well in terms of its operational, customer, employee and community objectives. As such, based on the combination of performance, the market, and a long term view, the Committee awarded Mr. Waugh an incentive bonus of $1,600,000 and stock options and performance share units with a total value of $6,300,000. It is expected that these awards will position his combined 2006 total compensation at approximately the median of his Canadian banking peers. Consistent with the Bank’s compensation philosophy of aligning compensation with long-term shareholder interests, Mr. Waugh continues to voluntarily elect to defer 100% of his annual incentive bonus into the DSU plan. While the Bank has implemented a stock ownership requirement for the CEO of 6 times salary, Mr. Waugh holds in excess of 20 times salary through share-based plans and other holdings. Mr. Waugh’s base salary will be $1,000,000 for fiscal 2007.
     The details of his total compensation can be found in Table 7 — Summary Compensation Table, as well as in Table 16(i) — President and CEO Summary Compensation Statement, which provides supplementary disclosure of his total annual package.
     The Committee believes that Mr. Waugh’s total compensation in 2006 was appropriate in terms of his performance, as well as his extensive global responsibilities and the complexity of his role, given the Bank’s very broad range of businesses and markets. Specifically, his compensation recognized his contribution to Scotiabank’s overall success during the year and his significant ongoing contribution to its strong position for future growth.
Submitted by the Human Resources Committee:
Arthur R.A. Scace — Chairman
Ronald A. Brenneman
N. Ashleigh Everett
John C. Kerr
Laurent Lemaire
John T. Mayberry
Barbara J. McDougall

Scotiabank 33

EXECUTIVE COMPENSATION
Table 7 provides a summary of compensation earned in respect of the last three fiscal years by each individual who during the year served as the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), and the three most highly compensated policy-making executive officers of the Bank (the “Named Executive Officers”).

Table 7—Summary Compensation Table

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION AWARDS
						SHARES OR UNITS
		FISCAL		OTHER ANNUAL	SECURITIES UNDER	SUBJECT TO RESALE	ALL OTHER
NAME AND PRINCIPAL	YEAR	SALARY	BONUS	COMPENSATION	OPTIONS GRANTED	RESTRICTIONS	COMPENSATION
POSITION		($)	($)[1]	($)[2]	(#)[3]	($)[3,4]	($)[5]

Richard E. Waugh	2006	1,000,000	1,600,000	17,947	232,988	60,576.92 PSUs	757,209
President & CEO						based on $3,150,000
	2005	1,000,000	1,500,000	5,558	224,788	66,666.67 PSUs	557,670
						based on $3,000,000
	2004	983,333	1,600,000	10,729	230,768	76,923.08 PSUs	348,692
						based on $3,000,000

Luc A. Vanneste	2006	400,000	550,000	—	44,380	11,538.46 PSUs	52,948
Executive Vice-President						based on $600,000
and CFO	2005	320,833	375,000	—	30,872	9,177.78 PSUs	34,140
(effective June 1, 2005)						based on $413,000
	2004	275,000	270,000	—	25,000	8,333.33 PSUs	18,536
						based on $325,000

Sarabjit S. Marwah	2006	550,000	725,000	—	81,360	21,153.85 PSUs	293,223
Vice-Chairman & Chief						based on $1,100,000
Administrative Officer	2005	491,667	575,000	—	67,436	20,000 PSUs	230,205
(CFO until May 31, 2005)						based on $900,000
	2004	450,000	450,000	—	57,692	20,512.82 PSUs	161,256
						based on $800,000

Robert L. Brooks	2006	420,833	650,000	5,395	48,076	14,423.08 PSUs	206,244
Vice-Chairman and Group						based on $750,000
Treasurer (effective	2005	405,000	550,000	6,560	48,704	14,444.44 PSUs	164,082
January 17, 2006)						based on $650,000
	2004	405,000	525,000	6,560	48,460	16,153.85 PSUs	111,521
						based on $630,000

Brian J. Porter	2006	450,000	650,000	—	70,268	18,269.23 PSUs	228,079
Executive Vice-President						based on $950,000
and Chief Risk Officer[6] (Executive Officer effective November 1, 2005)

1.	In lieu of payment, Messrs. Waugh, Vanneste, Marwah and Brooks each elected to allocate 100% of their 2006 Management Incentive Plan (MIP) bonus to receive DSUs under the DSU Plan. Mr. Porter did not elect to defer for 2006, which was his first year of eligibility in the program. Based on a share price of $43.31, Mr. Waugh received 36,942.97 DSUs, Mr. Vanneste received 12,699.15 DSUs, Mr. Marwah received 16,739.78 DSUs, and Mr. Brooks received 15,008.08 DSUs in lieu of payment of 2006 bonus. Messrs, Waugh and Marwah each elected to allocate 100% of their 2004 and 2005 bonuses, Mr. Brooks elected to allocate 50% of his 2004 and 100% of his 2005 bonus and Mr Vanneste elected to allocate 75% of his 2005 bonus to receive DSUs under the DSU Plan in lieu of payment based on share prices of $32.90 for 2004 and $39.12 for 2005. Mr. Vanneste did not elect to defer any portion of his bonus to DSUs in 2004. The aggregate holdings and value of DSUs as at October 31, 2006, not including DSUs received above in lieu of 2006 bonus, are shown below in footnote four. Details of the DSU Plan can be found in the ‘‘Human Resources Committee Report on Executive Compensation’’.

2.	Amounts in the Other Annual Compensation column may include the tax paid on the value of a Bank-provided car and/or financial planning.

3.	The figures shown in these columns for 2006 reflect PSUs and stock options granted in December 2006 to each Named Executive Officer with respect to fiscal 2006.

4.	PSUs are awarded to recognize individual contribution with respect to prior fiscal year results. The 2006 value in the Summary Compensation Table reflects PSUs valued at the December 13, 2006 grant date with 50% of the PSU award allocated to performance-

Scotiabank 34

based units (“PBUs”) and 50% to time-based units. For additional information relating to PBUs, refer to Table 8—Performance-based PSUs granted in Respect of the Last Financial Year.

The PSUs granted, and the RSUs granted previously, vest and are redeemable on the last day of the 35th month following the grant date. DSUs are received in lieu of bonus payment, at the election of the executive, as described above in footnote 1. The following table summarizes the aggregate holdings and value of RSUs, PSUs and DSUs at October 31, 2006, including additional units allocated to reflect notional dividend equivalents. The table does not include PSUs awarded in December 2006 or DSUs received in lieu of 2006 bonus. The closing price on the TSX of Bank common shares on October 31, 2006 was $49.30

Aggregate Holdings and Value as at October 31, 2006

	RSU AGGREGATE HOLDINGS		PSU AGGREGATE HOLDINGS[1]		DSU AGGREGATE HOLDINGS
		VALUE ON		VALUE ON		VALUE ON
NAME	# UNITS	OCT. 31, 2006	# UNITS	OCT. 31, 2006	# UNITS	OCT. 31, 2006

Richard E. Waugh	94,358.32	4,651,865	150,820.59	7,435,455	268,854.95	13,254,549
Luc A. Vanneste	9,610.56	473,801	18,357.55	905,027	7,421.43	365,877
Sarabjit S. Marwah	27,958.02	1,378,330	42,512.76	2,095,879	128,084.18	6,314,550
Robert L. Brooks	22,715.91	1,119,894	32,131.11	1,584,064	84,568.81	4,169,242
Brian J. Porter[2]	154,262.02	7,605,118	—	—	—	—

1.	PSU aggregate holdings is comprised of 50% performance-based units (“PBUs”) and 50% time-based units.

2.	Included in the RSU aggregate holdings total are 119,853 DUs under the Scotia Capital Deferred Payment Plan. For additional information relating to the Scotia Capital Deferred Payment Plan, refer to the description of Scotia Capital incentive plans on page 31.
5.	Amounts under All Other Compensation include the value of dividend equivalents accrued during the year and credited in the form of additional units under the RSU, PSU and DSU plans. Amounts for 2004 and 2005 have been updated to include the value of dividend equivalents accrued and credited under the DSU plan. For Mr. Porter, the amount includes the value of dividend equivalents accrued during the year under the Scotia Capital Deferred Payment Plan. The amounts in this column also include the Bank’s contribution to the Employee Share Ownership Plan. These executives participate in this plan on the same basis as all other Bank employees. Under this plan, employees can contribute up to the lesser of a specified percentage of salary and a limited dollar amount towards the purchase of common shares of the Bank or deposits with the Bank, and the Bank contributes to the purchase of additional common shares to the extent of 50% of the employee’s eligible contributions.

6.	Mr. Porter was appointed an executive officer of the Bank, effective November 1, 2005. Total transition amounts (not included in the table above) distributed over a two year period include a one-time grant of RSUs and stock options each valued at $1,500,000 granted in December 2005, $1,000,000 in increased pension value, and a $500,000 cash payment in December 2006.
Performance Share Units (PSUs)
Table 8 shows the number of PSUs that are performance-based units granted in December 2006 to each Named Executive Officer with respect to the prior fiscal year. For details of the PSU Plan, including the performance criteria and vesting terms, see — “Human Resources Committee Report on Executive Compensation — Mid-term and Long-term Incentives”.

Table 8—Performance-based PSUs Granted in Respect of the Last Financial Year

		PERFORMANCE OR	ESTIMATED FUTURE PAYOUTS UNDER
		OTHER PERIOD UNTIL	NON-SECURITIES PRICE BASED PLANS[2,3]
	SECURITIES, UNITS,	MATURATION OR	MINIMUM	TARGET	MAXIMUM
NAME	OR OTHER RIGHTS (#)	PAYOUT	(#)	(#)	(#)
(A)	(B)[1]	(C)	(D)	(E)	(F)

Richard E. Waugh	30,288.46 PBUs	November 30, 2009	0	30,288.46	45,432.69
Luc A. Vanneste	5,769.23 PBUs	November 30, 2009	0	5,769.23	8,653.85
Sarabjit S. Marwah	10,576.92 PBUs	November 30, 2009	0	10,576.92	15,865.38
Robert L. Brooks	7,211.54 PBUs	November 30, 2009	0	7,211.54	10,817.31
Brian J. Porter	9,134.61 PBUs	November 30, 2009	0	9,134.61	13,701.92

1.	50% of the PSU award is allocated to performance-based units (“PBUs”) and 50% is allocated to time-based units. The total value of PSUs granted in December 2006 is shown in the Summary Compensation Table.

Scotiabank 35

2.	Actual payouts for performance-based units will be based on the market value of an equal number of Bank common shares on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date. Depending on actual performance against the performance measures, the performance-based units (including accumulated dividend equivalent units) may be reduced to zero or may increase to a maximum of 150%.

3.	In addition to performance-based units, Named Executive Officers receive at grant an equal number of time-based units. Actual payouts for vested time-based units will be based on the market value of an equal number of Bank common shares (including accumulated dividend equivalent units) on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date.
Stock Options
Table 9 provides details with respect to stock options granted to the Named Executive Officers under the Stock Option Plan in respect of fiscal 2006. For details of the Stock Option Plan see — “Human Resources Committee Report on Executive Compensation — Stock Option Plan.”

Table 9—Option Grants in Respect of the Last Financial Year1

		% OF TOTAL		MARKET VALUE
		OPTIONS/ SARS		OF SECURITIES
		GRANTED TO		UNDERLYING
	SECURITIES	EMPLOYEES IN		OPTIONS ON
	UNDER OPTIONS	RESPECT OF	EXERCISE OR	THE DATE OF
	GRANTED	FINANCIAL	BASE PRICE	GRANT
NAME	(#)	YEAR	($/SECURITY)	($/SECURITY)	EXPIRATION DATE
(A)	(B)	(C)	(D)[2]	(E)[2]	(F)

Richard E. Waugh	232,988	9.87%	52.00	52.00	December 13, 2016
Luc A. Vanneste	44,380	1.88%	52.00	52.00	December 13, 2016
Sarabjit S. Marwah	81,360	3.45%	52.00	52.00	December 13, 2016
Robert L. Brooks	48,076	2.04%	52.00	52.00	December 13, 2016
Brian J. Porter[3]	70,268	2.98%	52.00	52.00	December 13, 2016

1.	The figures shown in this table represent the number of Bank common shares under options granted to each of the Named Executive Officers on December 13, 2006 in respect of fiscal 2006.

2.	The exercise price and the market value are based on the closing price on the TSX on the day before the grant date.

3.	On December 2, 2005, Mr. Porter received 112,396 options at an exercise price of $46.02 with an expiry date of December 2, 2015. This represented 4.98% of total options/SARS granted to employees in December 2005.
Table 10 provides details of the exercise of options during fiscal 2006 and options held at fiscal year-end by the Named Executive Officers under the Stock Option Plan.

Table 10—Option Exercises in the Last Financial Year and Financial Year-End Option Values

				*VALUE OF
				UNEXERCISED
			UNEXERCISED OPTIONS	IN-THE-MONEY OPTIONS
			AT FY-END	AT FY-END
	SECURITIES ACQUIRED	AGGREGATE VALUE	(#)	($)
	ON EXERCISE	REALIZED	EXERCISABLE/	EXERCISABLE/
NAME	(#)	($)	UNEXERCISABLE	UNEXERCISABLE

Richard E. Waugh	197,080	6,846,357	1,498,408	42,177,317
			578,126	6,100,640

Luc A. Vanneste	—	—	158,240	4,116,505
			68,056	660,924

Sarabjit S. Marwah	50,000	1,768,854	640,227	18,609,401
			173,219	1,971,267

Robert L. Brooks	150,000	4,805,955	390,741	10,396,987
			142,791	1,753,328

Brian J. Porter	—	—	—	–
			112,396	368,659

*	An option is in-the-money at year-end if the market value of the underlying securities at that date exceeds the exercise or base price of the option. The closing price on the TSX of Bank common shares at October 31, 2006 was $49.30.

Scotiabank 36

Securities Authorized for Issuance under Equity Compensation Plans
Table 11 provides details of equity compensation plan information as at January 3, 2007.

Table 11—Equity Compensation Plan Information

SECURITIES REMAINING
				WEIGHTED-AVERAGE	AVAILABLE FOR FUTURE			AGGREGATE
	SECURITIES TO BE ISSUED			EXERCISE PRICE OF	ISSUANCE UNDER EQUITY			To be issued upon exercise
	UPON EXERCISE OF			OUTSTANDING OPTIONS,	COMPENSATION PLANS			Plus
	OUTSTANDING OPTIONS,			WARRANTS AND RIGHTS	(EXCLUDING SECURITIES			Available for Issuance
	WARRANTS AND RIGHTS			($)	REFLECTED IN COLUMN (A))			(A+C)
PLAN CATEGORY	(A)			(B)	(C)			(D)
			% OF				% OF		% OF
			OUTSTANDING				OUTSTANDING		OUTSTANDING
	#		COMMON		#		COMMON	#	COMMON

Equity compensation plans approved by securityholders[1]:
Stock Option Plan	31,229,021		3.15%	$26.02	19,582,289		1.97%	50,811,310	5.12%
Director Stock Option Plan[2]	166,000		0.02%	$23.11	518,000		0.05%	684,000	0.07%

Total	31,395,021	[3]	3.17%	$26.01 [4]	20,100,289	[5]	2.02%	51,495,310	5.19%

1.	The Bank does not have any equity compensation plans not approved by securityholders.

2.	Director Stock Option Plan: Effective October 28, 2003, the Bank discontinued granting stock options to Directors.

3.	Number as at October 31, 2006 was 32,012,565.

4.	Weighted-average price at October 31, 2006 was $23.87.

5.	Number as at October 31, 2006 was 21,883,395.
     In fiscal 2006, the exercise of options under the Stock Option Plan has resulted in the issuance of 6,751,687 Bank common shares, representing 0.68% of outstanding Bank common shares at the fiscal year-end (on a non-diluted basis).
     In fiscal 2006, the exercise of options under the Director Stock Option Plan has resulted in the issuance of 50,000 Bank common shares.
     For more information, refer to “Stock Based Compensation”, Note 15 to the 2006 Consolidated Financial Statements.
     For additional information on the Stock Option Plan, see the “Human Resources Committee Report on Executive Compensation” in this Management Proxy Circular. For additional information about the Director Stock Option Plan, see the Notes to Table 6.
     A three-year history of the dilution, overhang and burn rate for the Stock Option Plan and Director Stock Option Plan combined, as of October 31 of each year, is provided below.

Table 12—Stock Option History

	2006	2005	2004

Dilution
Total number of options outstanding divided by total number of common shares outstanding	3.2%	3.8%	4.2%

Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstandings	5.4%	6.1%	6.7%

Burn Rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0.21%	0.20%	0.26%

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Retirement Benefits
Executives, including the Named Executive Officers, have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $2,111 per year of service, for executives retiring in 2006. This limit will gradually increase to $2,444 per year of service for executives retiring after 2008. The Bank has entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to certain executive officers, including the Named Executive Officers.
     For certain of these executive officers, including Mr. Vanneste and Mr. Porter, but excluding the other Named Executive Officers, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes the lesser of actual bonus and target bonus. For Mr. Vanneste, provided he remains with the Bank until July 12, 2009, an additional year of pension service will be credited for each two years of actual service with the Bank. Mr. Porter joined the Scotiabank Pension Plan on November 1, 2005. Previously, Mr. Porter participated for 12 years in the Pension Plan for Employees of Scotia Capital Inc. Mr. Porter’s individual retirement agreement provides a supplemental pension in respect of all years that he is a member of the Scotiabank Pension Plan and of 5.33 years of his Scotia Capital employment.
     For other executive officers, including Mr. Waugh, Mr. Marwah and Mr. Brooks, but excluding the other Named Executive Officers, the annual pension paid at normal retirement, from all Bank sources combined, is 70% of the sum of 1) final base salary and 2) average bonus over the highest consecutive five years of bonus payout. An additional payment of 30% of final base salary is paid in the first year of retirement.
     Early retirement pensions are paid if the executive officer, including a Named Executive Officer, retires from the Bank within five years of normal retirement. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive officer’s pension.
     If the employment of an executive, including a Named Executive Officer, is terminated by the Bank within two years of a change of control for any reason other than dismissal for cause, the executive is entitled to a benefit, regardless of whether other vesting criteria have been met.
Table 13 indicates the estimated annual pension that would be payable, from all Bank sources combined, to executive officers, including Mr. Vanneste and Mr. Porter, but excluding the other Named Executive Officers.

Table 13—Estimated Annual Pension at Retirement

COMPENSATION
RECOGNIZED FOR	YEARS OF CREDITED SERVICE
PENSION	5	10	15	20	25	30
($)	($)	($)	($)	($)	($)	($)

250,000	24,000	47,000	71,000	95,000	119,000	142,000
500,000	49,000	97,000	146,000	195,000	244,000	292,000
750,000	74,000	147,000	221,000	295,000	369,000	442,000
1,000,000	99,000	197,000	296,000	395,000	494,000	592,000
1,250,000	124,000	247,000	371,000	495,000	619,000	742,000
1,500,000	149,000	297,000	446,000	595,000	744,000	892,000

1.	The amounts shown assume participation in the Scotiabank Pension Plan on a contributory basis.

2.	The amounts shown have been reduced by the estimated Canada/Quebec Pension Plan benefit payable at normal retirement.

3.	For Mr. Porter, the amounts shown include the estimated annual pension payable in respect of service from November 1, 2005, when he joined the Scotiabank Pension Plan. In addition, for service prior to November 1, 2005, the estimated annual pension payable to Mr. Porter at normal retirement age, based on 2006 compensation, is: $25,000 from the Pension Plan for Employees of Scotia Capital Inc.; and $40,000 in respect of the supplemental pension for 5.33 years of his Scotia Capital employment.

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Table 14 indicates the estimated annual pension that would be payable, from all Bank sources combined, to Mr. Waugh, Mr. Marwah and Mr. Brooks.

Table 14—Estimated Annual Pension at Retirement

COMPENSATION RECOGNIZED
FOR PENSION	AGE 58	AGE 60	AGE 63
($)	($)	($)	($)

1,000,000	560,000	616,000	700,000
1,250,000	700,000	770,000	875,000
1,500,000	840,000	924,000	1,050,000
1,750,000	980,000	1,078,000	1,225,000
2,000,000	1,120,000	1,232,000	1,400,000
2,250,000	1,260,000	1,386,000	1,575,000
2,500,000	1,400,000	1,540,000	1,750,000
2,750,000	1,540,000	1,694,000	1,925,000
3,000,000	1,680,000	1,848,000	2,100,000
3,250,000	1,820,000	2,002,000	2,275,000
3,500,000	1,960,000	2,156,000	2,450,000

1.	An additional payment of 30% of final base salary is paid in the first year of retirement.

2.	Pension benefits are not reduced by any Canada/Quebec Pension Plan benefit payable at retirement.
Table 15 provides additional disclosure on the pension arrangements for each of the Named Executive Officers.

Table 15—Additional Disclosure on Pension Arrangements

			TOTAL ACCRUED	ESTIMATED ANNUAL
			PENSION OBLIGATION	PENSION BENEFIT
	YEARS OF PENSION	2006 ANNUAL	AS AT OCTOBER 31,	PAYABLE AT NORMAL
	SERVICE AS AT	SERVICE COST	2006	RETIREMENT AGE
	OCTOBER 31, 2006	($)	($)	($)

Richard E. Waugh	36	553,000	20,002,000	1,593,000
Luc A. Vanneste	11	187,000	1,379,000	254,000
Sarabjit S. Marwah	27	289,000	8,026,000	743,000
Robert L. Brooks	38	231,000	8,874,000	651,000
Brian J. Porter	13	148,000	1,140,000	212,000

1.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year.

2.	The Total Accrued Pension Obligation represents the value of the projected pension benefit, earned for all service to date.

3.	The Estimated Annual Pension Benefit payable at Normal Retirement Age is estimated based on total projected service at Normal Retirement Age, fiscal 2006 compensation and the terms of the current retirement agreements.

4.	The estimated cost of these future pension benefits is calculated each year by the Bank’s independent actuaries, based on the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 17 of the 2006 Consolidated Financial Statements. The key assumptions are a discount rate of 5.5% per year and a rate of increase in future compensation of 4.0% per year.

5.	The estimated costs of these future benefits assume that all benefits are vested. Mr. Vanneste, Mr. Marwah and Mr. Porter are not yet vested in their supplemental pensions.

6.	The estimated costs of these future benefits assume that the Named Executive Officers retire at Normal Retirement Age. An assumption of immediate retirement would not have a significant impact on these amounts, due to the early retirement reduction that would apply to reflect the longer payment period.

7.	The impact of the Named Executive Officers’ own contributions, if any, on the estimated cost of these future benefits is not material. Accordingly, any Named Executive Officer’s contributions have not been taken into account in calculating these estimated costs.

8.	The estimated costs of these future benefits are based on assumptions which represent current contractual entitlements; these entitlements may change over time.

9.	The methods used to determine the estimated costs shown are not identical to the methods used by other companies and, as a result, these amounts may not be directly comparable across companies.

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Change of Control and Termination Without Cause
The individual plan documents, including the individual retirement agreements for Named Executive Officers described above in the Retirement Benefits section, detail the conditions for vesting of benefits under these circumstances. The Bank has not entered into any other employment agreements with its Named Executive Officers with respect to change of control or termination without cause.
Total Annual Compensation
The Bank defines total direct compensation as the total of cash and equity-based compensation. For the purpose of providing a comprehensive view of the Named Executive Officers’ compensation, the following summary compensation statements, Table 16 (i-v) below, are provided:

Table 16(i)—President and CEO Summary Compensation Statement

RICHARD E. WAUGH	2006	2005	2004
PRESIDENT AND CEO	($)	($)	($)

Cash Annualized Base Salary[1]	1,000,000	1,000,000	1,000,000

Bonus[2]	1,600,000	1,500,000	1,600,000

Equity Performance Share Units granted[3]	3,150,000	3,000,000	3,000,000

Stock Options granted[4]	3,150,000	3,000,000	3,000,000

Total Direct Compensation	8,900,000	8,500,000	8,600,000

Pension Annual Service Cost[5]	553,000	533,000	465,000

Total Compensation	9,453,000	9,033,000	9,065,000

Notes:

1.	Annualized Base Salary in effect at the end of the fiscal year, not actual earnings. For 2004, reflects an annual salary of $1,000,000 from December 2, 2003.

2.	Bonus amounts shown include any amounts deferred under the DSU plan. In lieu of payments, Mr. Waugh has elected to defer 100% of his 2006, 2005 and 2004 Management Incentive Plan (MIP) bonus into the DSU Plan.

3.	Beginning in December 2004, the Bank awarded PSUs to eligible executives. For details of the PSU Plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

4.	For 2006, the amount represents the estimated compensation value at the time of grant of 232,988 options granted at an exercise price of $52.00. For 2005, the amount represents the estimated compensation value at the time of grant of 224,788 options granted at an exercise price of $46.02. For 2004, the amount represents the estimated compensation value of 230,768 options granted at an exercise price of $39.00. For details of the stock option plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

5.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year, as described in the ‘‘Retirement Benefits’’ section in this Management Proxy Circular.

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Table 16(ii)—Executive Vice-President and Chief Financial Officer Summary Compensation Statement

LUC A. VANNESTE
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL	2006	2005	2004
OFFICER	($)	($)	($)

Cash Annualized Base Salary[1]	400,000	350,000	275,000

Bonus[2]	550,000	375,000	270,000

Equity Performance Share Units granted[3]	600,000	413,000	325,000

Stock Options granted[4]	600,000	412,000	325,000

Total Direct Compensation	2,150,000	1,550,000	1,195,000

Pension Annual Service Cost[5]	187,000	165,000	102,000

Total Compensation	2,337,000	1,715,000	1,297,000

Notes:

1.	Annualized Base Salary in effect at the end of the fiscal year, not actual earnings. For 2006, reflects an annual salary of $400,000 from November 1, 2005. For 2005, reflects an annual salary of $300,000 from November 1, 2004 and $350,000 from June 1, 2005. For 2004, reflects an annual salary of $275,000 from November 1, 2003.

2.	Bonus amounts shown include any amounts deferred under the DSU plan. In lieu of payments, Mr. Vanneste has elected to defer 100% of his 2006 and 75% of his 2005 Management Incentive Plan (MIP) bonus into the DSU Plan. Mr. Vanneste did not elect to defer any portion of his bonus to DSUs in 2004.

3.	Beginning in December 2004, the Bank awarded PSUs to eligible executives. For details of the PSU Plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

4.	For 2006, the amount represents the estimated compensation value at the time of grant of 44,380 options granted at an exercise price of $52.00. For 2005, the amount represents the estimated compensation value at the time of grant of 30,872 options granted at an exercise price of $46.02. For 2004, the amount represents the estimated compensation value of 25,000 options granted at an exercise price of $39.00. For details of the stock option plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

5.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year, as described in the ‘‘Retirement Benefits’’ section in this Management Proxy Circular.

Table 16(iii)—Vice-Chairman and Chief Administrative Officer Summary Compensation Statement

SARABJIT S. MARWAH	2006	2005	2004
VICE-CHAIRMAN AND CHIEF ADMINISTRATIVE OFFICER	($)	($)	($)

Cash Annualized Base Salary[1]	550,000	550,000	450,000

Bonus[2]	725,000	575,000	450,000

Equity Performance Share Units granted[3]	1,100,000	900,000	800,000

Stock Options granted[4]	1,100,000	900,000	750,000

Total Direct Compensation	3,475,000	2,925,000	2,450,000

Pension

Annual Service Cost[5]	289,000	259,000	173,000

Total Compensation	3,764,000	3,184,000	2,623,000

Notes:

1.	Annualized Base Salary in effect at the end of the fiscal year, not actual earnings. For 2006 and 2005, reflects an annual salary of $550,000 from June 1, 2005. For 2004, reflects an annual salary of $450,000.

2.	Bonus amounts shown include any amounts deferred under the DSU plan. In lieu of payments, Mr. Marwah has elected to defer 100% of his 2006, 2005 and 2004 Management Incentive Plan (MIP) bonus into the DSU Plan.

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3.	Beginning in December 2004, the Bank awarded PSUs to eligible executives. For details of the PSU Plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

4.	For 2006, the amount represents the estimated compensation value at the time of grant of 81,360 options granted at an exercise price of $52.00. For 2005, the amount represents the estimated compensation value at the time of grant of 67,436 options granted at an exercise price of $46.02. For 2004, the amount represents the estimated compensation value of 57,692 options granted at an exercise price of $39.00. For details of the stock option plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

5.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year, as described in the ‘‘Retirement Benefits’’ section in this Management Proxy Circular.

Table 16(iv)—Vice-Chairman and Group Treasurer Summary Compensation Statement

ROBERT L. BROOKS	2006	2005	2004
VICE-CHAIRMAN AND GROUP TREASURER	($)	($)	($)

Cash Annualized Base Salary[1]	425,000	405,000	405,000

Bonus[2]	650,000	550,000	525,000

Equity Performance Share Units granted[3]	750,000	650,000	630,000

Stock Options granted[4]	650,000	650,000	630,000

Total Direct Compensation	2,475,000	2,255,000	2,190,000

Pension Annual Service Cost[5]	231,000	213,000	185,000

Total Compensation	2,706,000	2,468,000	2,375,000

Notes:

1.	Annualized Base Salary in effect at the end of the fiscal year, not actual earnings. For 2006, reflects an annual salary of $425,000 from January 17, 2006. For 2005 and 2004, reflects an annual salary of $405,000.

2.	Bonus amounts shown include any amounts deferred under the DSU plan. In lieu of payments, Mr. Brooks has elected to defer 100% of his 2006 and 2005, and 50% of his 2004 Management Incentive Plan (MIP) bonus into the DSU Plan.

3.	Beginning in December 2004, the Bank awarded PSUs to eligible executives. For details of the PSU Plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

4.	For 2006, the amount represents the estimated compensation value at the time of grant of 48,076 options granted at an exercise price of $52.00. For 2005, the amount represents the estimated compensation value at the time of grant of 48,704 options granted at an exercise price of $46.02. For 2004, the amount represents the estimated compensation value of 48,460 options granted at an exercise price of $39.00. For details of the stock option plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

5.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year, as described in the ‘‘Retirement Benefits’’ section in this Management Proxy Circular.

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Table 16(v)—Executive Vice-President and Chief Risk Officer Summary Compensation Statement

BRIAN J. PORTER	2006
EXECUTIVE VICE-PRESIDENT AND CHIEF RISK OFFICER	($)

Cash Annualized Base Salary[1]	450,000

Bonus[2]	650,000

Equity Performance Share Units granted[3]	950,000

Stock Options granted[4]	950,000

Total Direct Compensation	3,000,000

Pension Annual Service Cost[5]	148,000

Total Compensation	3,148,000

Notes:

1.	Annualized Base Salary in effect at the end of the fiscal year, not actual earnings. For 2006, reflects an annual salary of $450,000 from November 1, 2005.

2.	Bonus amounts shown include any amounts deferred under the DSU plan. Mr. Porter did not elect to defer for 2006, which was his first year of eligibility in the program.

3.	Beginning in December 2004, the Bank awarded PSUs to eligible executives. For details of the PSU Plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

4.	For 2006, the amount represents the estimated compensation value at the time of grant of 70,268 options granted at an exercise price of $52.00. For details of the stock option plan, see—‘‘Human Resources Committee Report on Executive Compensation—Mid-term and Long-term Incentives’’.

5.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year, as described in the ‘‘Retirement Benefits’’ section in this Management Proxy Circular.

Table 17—Cost of Management Ratio (COMR)
The Bank has an ongoing commitment to open and transparent disclosure that will be of value to shareholders and others, and along with other major Canadian financial institutions, have worked to develop a consistent standard for COMR calculations and reporting.
     The table below sets forth the aggregate compensation awarded to the Bank’s Chief Executive Officer, Chief Financial Officer and next three highest paid Named Executive Officers for each of the last three years as a percentage of Net Income After Taxes.

	AGGREGATE TOTAL		COMPENSATION
	COMPENSATION	NET INCOME AFTER TAXES	AS A PERCENTAGE OF
YEAR	($000’S)	($000’S)	NET INCOME AFTER TAXES

2006	21,408	3,579,000	0.60%
2005	26,459	3,209,000	0.82%
2004	26,203	2,908,000	0.90%

Notes:

1.	Named Executive Officers by year includes:
     2006: Messrs. Waugh, Vanneste, Marwah, Brooks, Porter
     2005: Messrs. Waugh, Vanneste, Wilson, Chisholm, Marwah
2004: Messrs. Waugh, Marwah, Wilson, Chisholm, Brooks

2.	Aggregate Compensation for each year consists of salary, annual incentive, the grant value of PSUs, the compensation value of stock options on grant date and annual pension service cost as reported in Table 16: Summary Compensation Statements.

3.	Net Income After Taxes represents Net Income as reported in the Consolidated Statement of Income in the 2006 Consolidated Financial Statements.

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SHARE PERFORMANCE GRAPH
As at October 31, 2006, the following graph shows the total cumulative return on a $100 investment on October 31, 2001 in Bank common shares with the cumulative total return of the S&P/TSX Banks index and the S&P/TSX Composite index over the five year period ending October 31, 2006, assuming reinvestment of all dividends.
Comparison of 5 Year Total Common Shareholders’ Return
1.	Scotiabank is one of the listed companies included in the S&P/TSX Banks Index and the S&P/TSX Composite Index.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Table 18 shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at December 7, 2006 to the Bank and its subsidiaries. The amounts exclude routine indebtedness (see note 6 after Table 19).
Table 18—Aggregate Indebtedness
Aggregate Indebtedness ($)

	TO THE BANK OR	TO ANOTHER
PURPOSE	ITS SUBSIDIARIES	ENTITY

Share Purchases	454,446	—
Other	1,426,104	—

Loans to buy Bank shares and for other programs
Table 19 shows the outstanding amounts that directors and executive officers borrowed from the Bank or its subsidiaries in order to buy securities of the Bank and for other purposes. The amounts exclude routine indebtedness (see note 6 after Table 19). Executive officers are the senior officers of the Bank in charge of principal business units and/or performing a policy-making function in respect of the Bank.

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Table 19—Indebtedness Under Securities Purchase Program and Other Programs

		LARGEST AMOUNT		FINANCIALLY ASSISTED
		OUTSTANDING		SECURITIES
		DURING THE		PURCHASES DURING
		FINANCIAL YEAR	AMOUNT	THE FINANCIAL YEAR
		ENDED	OUTSTANDING AS AT	ENDED
	INVOLVEMENT	OCTOBER 31, 2006	DECEMBER 7, 2006	OCTOBER 31, 2006
NAME AND PRINCIPAL POSITION	OF ISSUER	($)	($)	(#)
(A)	(B)	(C)	(D)	(E)

SECURITIES PURCHASE PROGRAM
Vice-Chairman
Sarabjit S. Marwah	Lender	102,205	79,875	—
Former Vice-Chairman
Robert W. Chisholm	Lender	299,473	293,955	—
Executive Vice-President
Sylvia D. Chrominska	Lender	82,675	80,616	—

OTHER PROGRAMS
Executive Vice-President
Robert H. Pitfield	Lender	1,482,066	1,426,104	N/A

1.	Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees and executives in Canada. Prior to March 1, 2001 the Bank had a general loan policy which enabled executives and employees of the Bank and its subsidiaries to borrow funds in order to buy securities in the Bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the Bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage. Employees qualify for Retail Lending products available to customers based on the best customer rate.

2.	Scotiabank Classic VISA* accounts are available to employees, with interest charged at one-half standard customer rates. ScotiaGold® VISA* accounts are available to employees, at customer interest rates (*Visa Int./Lic. user The Bank of Nova Scotia, ®Registered Trademark of The Bank of Nova Scotia).

3.	For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:
•	Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•	Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the Bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit.

•	Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the Bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•	Mortgages to finance a principal residence were available to all qualified employees, generally at a rate, which was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.
4.	For certain executives, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

5.	Loans and other extensions of credit to executives and directors are restricted in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the Securities Exchange Act.

6.	The foregoing tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $50,000 to any director or executive; (ii) loans to directors and executives who are full-time employees, if these loans are fully secured by their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectibility.

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DIRECTORS’ AND OFFICERS’ INSURANCE
The Bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2007. The policy covers individual directors and officers in circumstances where the Bank is not able or not permitted to indemnify such individuals. The policy has a $50,000,000 limit and a nil deductible. The annual premium for this coverage is $427,000.
NORMAL COURSE ISSUER BID
The Bank has filed a notice of intention to make a normal course issuer bid to enable it to purchase up to 20,000,000 Bank common shares. The notice provides that the Bank may purchase these shares between January 12 , 2007, and January 11 2008, at prevailing market prices in amounts and at times to be determined by the Bank. The purchases will be made on the TSX. Bank common shares purchased under the bid will be cancelled. A copy of the notice may be obtained from the Secretary of the Bank at the address set out below.
ADDITIONAL DOCUMENTATION
Financial information relating to the Bank is provided in the Bank’s comparative financial statements and management’s discussion and analysis for the 2006 fiscal year. Additional information relating to the Bank is available at www.sedar.com or at www.sec.gov (in the SEC’s EDGAR company filings section). A copy of the Bank’s most recent consolidated financial statements, quarterly financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request from the Secretary of the Bank at the following address:
Secretary of The Bank of Nova Scotia
44 King Street West
Scotia Plaza
Toronto, Ontario, Canada
M5H 1H1
DIRECTORS’ APPROVAL
The Board of Directors has approved the contents and the sending of this Management Proxy Circular.
Deborah M. Alexander
Executive Vice-President, General Counsel and Secretary
January 3, 2007
Toronto, Ontario, Canada

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SCHEDULE A

PROPOSALS SUBMITTED BY SHAREHOLDERS
The following eight shareholder proposals and accompanying statements were submitted by three shareholders. The proposals are matters that the shareholders propose to raise for consideration at the Annual Meeting of Shareholders.
     Proposals No. 1 through 6 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by the Bank.
     Proposal No. 7 was submitted by the Association of Retired Scotiabankers, c/o 180 Manresa Drive, Fredericton, New Brunswick, E3A 5W2. The proposal was submitted in English and translated into French by the Bank.
     Proposal No. 8 was submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2 (519) 574-0252, Fax: (519) 896-6912, email: bobverdun@rogers.com. The proposal was submitted in English and translated into French by the Bank.
     The Board of Directors recommends voting AGAINST these proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST these eight proposals.
PROPOSAL NO. 1
It is proposed that the names of the remuneration “experts’’, their term of office, the amounts paid to them, the company they belong to, the evaluation grid they use, and, if applicable, any other form of compensation paid to them or to the company they are linked to, be disclosed to shareholders in the Bank’s annual report.
     The stratospheric remunerations of senior officers of public corporations have become over the last few years the subject of universal reprobation. It is time for shareholders to put a stop to this! Jean-François Khan, one of the top men of the French press writes:
     “When top executives vote for remunerations of Himalayan proportions for themselves, golden retirements or extravagant bonuses, this proves an incredible disconnection with reality, a form of insanity by distraction. No one is 600 times more intelligent than another, even less 1,400 times. A 90% taxation rate on stock options should be required.” [Translation]
     The culture of cupidity and greed that has taken root in many public corporations is a factor of corrosion and decay, and the basis of multiple scandals that creep up everywhere in the industrialized world.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1
     The Bank has, in this Management Proxy Circular, disclosed the name of the firm that has provided independent executive compensation advice to the Human Resources Committee of the Board of Directors in fiscal 2006, including the fees paid for those services. The Bank has also disclosed the fees paid during the year with respect to other consulting and administrative services provided by the firm to the Bank. The Bank’s management also engages other executive compensation consultants to provide competitive market data, analysis of market trends, and advice on compensation plan design. The names of these firms and a description of the services provided have also been disclosed in the Management Proxy Circular.
     While management and the Human Resources Committee engage their own consultants with the relevant expertise to assist in the development of executive compensation programs and the assessment of market competitive compensation levels, the Human Resources Committee has the responsibility for setting and implementing the compensation policy for executive officers in the best interests of the Bank and shareholders. Its recommendations are subsequently submitted to the full Board for approval. (Executive compensation is discussed in the Human Resources Committee Report in the Management Proxy Circular.)
Based on the above, we believe that the Bank has provided an appropriate level of information regarding the use of executive compensation consultants, and as such, we recommend that shareholders vote against this proposal.
PROPOSAL NO. 2
It is proposed that the remuneration of senior officers be relative to the average wages of employees, the costs of the Bank and its financial success.
     The ratio between the remuneration of senior officers, including stock options, and the average wages of the employees of the Bank must be disclosed. The remuneration must be allocated according to the financial

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results obtained. A recent study of the Ontario Municipal Employees Retirement System (OMERS) could not establish any correlation between the financial success of more than sixty Canadian enterprises listed on the stock exchanges, including the Royal Bank, and officers’ remuneration. It is therefore logical to conclude that the remuneration of the Bank’s officers is set in an arbitrary fashion, ignoring the principles of good corporate governance and shareholders’ interests.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2
     The remuneration of all employees, including Executive Officers, takes into consideration relevant market competitive compensation levels, as well as individual and Bank performance. The annual incentive payments made to all employees, including Executive Officers, reflect the Bank’s success and results against pre-established financial and other key non-financial metrics. This is disclosed in the Management Proxy Circular. An Executive Officer’s total compensation (including that received upon the exercise of stock options) is closely aligned to the Bank’s long-term financial success, as reflected in the Bank’s share price movement, due to the use of mid-term and long-term equity-based incentive programs (performance share units and stock options).
     The Bank and the Board of Directors are committed to transparent disclosure and to following the principles of good corporate governance. This commitment is evident through continued enhancements in compensation disclosure, particularly that related to the Named Executive Officers. Accordingly, we recommend that shareholders vote against this proposal.
PROPOSAL NO. 3
It is proposed that the stock options allocated to senior officers be rigorously equated with the economic value added (EVA) of the Bank.
     The stock options given to officers favour a short-term increase in stock value, to the disadvantage of the interests of the Bank’s shareholders. “If the options can be exercisable on the short-term, this is equal to paying cash money, says Robert Bertram, executive vice-president of the powerful Ontario Teachers Pension Plan. This is showing complacency in letting one believe that the options are linked to the value of the stock. Clearly, the shareholders’ interest is not taken into consideration in the granting of stock options.” [Translation]
     The cost and exercise of options must be linked to the creation of value for shareholders. If the profits increase more rapidly than the debts, the economic value added is positive. If the economic value added (EVA) is positive, the officers have created value for shareholders; if the EVA is negative, they endangered the assets of the shareholders, even if on the short-term the stock is traded at a superior value.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3
     Total compensation for senior management consists of base salary, annual incentive bonus, mid-term incentives and long-term incentives. For the most senior executives, the proportion of total compensation awarded as share-based compensation (mid-term and long-term incentives) is higher, reflecting their ability to affect the Bank’s longer term results. The Bank views stock options, which vest 25% per year over four years, as a valid and effective long-term compensation vehicle linking the interests of shareholders and option holders. Note that the long-term value of stock options is directly affected by changes in share price which reflects profitability. The components of senior management compensation are described in detail in the Human Resources Committee Report on Executive Compensation. Taken together, they balance many factors including individual contribution to the Bank’s success. Compensation programs, including the Stock Option Plan are rigorously reviewed for fairness to both the shareholder and employees. Any suggestion to the contrary is vigorously opposed by the Board. We recommend that shareholders vote against this proposal.
PROPOSAL NO. 4
It is proposed that within a maximum of three years of the date of this proposal, a minimum of one third of the members of the Board of Directors of the Bank should be women.
     The percentage of women that sit on the Board of Directors of the Bank is ridiculously low, a consequence of an old and archaic tradition that relegates women to an inferior level in major financial institutions while women represent more than half of university graduates. In the Province of Quebec, 24 Crown corporations will now be required to have half of their boards of directors occupied by women. This example should be followed on a long-term basis by the Bank whose current representation is that of a nearly canonical age, an illustration of the male-dominated boards of directors of the great majority of public corporations. For example, 30% of Canadian corporate boards include just one woman; 12% has two; 4% has three; 1% has four and 1% has five, including the National Bank of Canada, exceptionally.

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The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 4
     The Board of Directors of the Bank has 16 members, four of whom are women. This figure compares very favourably with all of the major Canadian Banks and corporate boards generally. The Board appreciates the importance of gender diversity and over the long term seeks to have more women among its members. However, gender is just one of many factors considered when looking at prospective directors.
     The Corporate Governance and Pension Committee acts as the nominating committee for the Bank. The Committee regularly reviews the composition of the Board to ensure an appropriate level of skills, expertise and geographic representation, and submits its recommendations to the Board. This Committee considers and maintains a matrix of the skills and competencies of each current Director and those required by the Board as a whole. These skills and competencies are considered when proposing new candidates. Factors considered by the Committee and the Board in its review of potential candidates include: prominence in business, institutions or professions; residency in and familiarity with certain geographic regions where the Bank carries on business; integrity, honesty and the ability to generate public confidence; demonstrated sound and independent business judgment; financial literacy; and knowledge and appreciation of public issues and familiarity with local, national and international affairs.
     It is the duty of the Board to propose candidates for the Board who, in the Board’s view, can best contribute to the stewardship of the Bank, given the Bank’s needs at a particular time. It would be inappropriate to constrain the Board in this regard by imposing a requirement that a fixed percentage of Directors must be female. For these reasons we recommend that shareholders vote against this proposal.
PROPOSAL NO. 5
It is proposed that the Bank include in its annual report a sufficient summary of the financial statements of its subsidiaries.
     Section 157(2) of the Canada Business Corporations Act and Section 310 (2) of the Bank Act stipulate that “Shareholders of a corporation and their personal representatives may on request examine the financial statements of its subsidiaries during the usual business hours of the corporation and may make extracts free of charge.” When the company objects to a shareholder’s consultation, this leads to significant legal fees for the shareholder, making the recognition of this right difficult or illusory, and that could in part be satisfied by publishing in the annual report a summary of the financial statements of the Bank’s subsidiaries.
     In reality, an informed shareholder can only exercise his right to vote if he has specific and audited information of all the company’s activities, including the subsidiaries whose financial statements are currently withheld from the shareholders’ examination. A culture of secrecy goes against the principles of good governance and it goes against any logic and the nature of things that a listed company calling for public financing is at the same time open and closed!
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 5
     The Bank is governed by the Bank Act and the provisions of the Canada Business Corporations Act do not apply to the Bank.
     The financial performance of the Bank and all of its subsidiaries is reported via the Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles and the requirements of the Bank Act. The basis of consolidation is detailed in Note 1 to the Consolidated Financial Statements, Significant Accounting Policies.
     The Bank Act, wisely, permits banks to refuse an examination of subsidiary financial statements by any person. Subsidiary financial statements may contain competitively sensitive information that would be harmful to the Bank or subsidiary if disclosed. The mechanism set out in the Bank Act for judicial review of a Bank’s decision to refuse an examination of subsidiary financial statements strikes a balance between the Bank’s needs and a shareholder’s right to view subsidiary financial statements. We believe the provisions of the Bank Act in this regard are appropriate and, we recommend shareholders vote against this proposal.
PROPOSAL NO. 6
Considering the serious concerns expressed by numerous observers and regulators on the impact of hedge funds on the stability of the financial system, it is proposed that the Bank make public the information on its participation, direct or indirect, in this type of activity.
     “The power of hedge funds threatens the financial planet” [Translation], as seen in the October 3, 2006 economy supplement of the French newspaper Le Monde. It states among others the American hedge fund Amaranth with a loss of more than $6 billion US in two

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days speculating on the natural gas market, namely more than half of its assets. The newspaper recalls the collapse of another American fund, LTCM, that required the US Federal Reserve to lower its interest rates to avoid a chain reaction on the financial market. The daily French language newspaper La Presse, in its October 5, 2006 edition, states that the IDA* recommends that hedge funds be regulated to protect investors. The number of hedge funds has tripled over the last few years. Most, established in tax havens, remain obscure and avoid controls. They are only regulated indirectly through bank monitoring, for which they are creditors.

*	Investment Dealers Association of Canada
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 6
     Hedge funds have received a certain amount of attention as the sector continues to grow and evolve. While the hedge fund industry has some critics, we believe hedge funds are a legitimate and important asset class, and when dealt with selectively, represent acceptable risk.
     At a minimum, we apply as rigorous a risk management process as we would for any investment or counterparty relationship. The Bank deals with a relatively small number of hedge funds, and to date has not suffered any losses from its hedge fund relationships. Our overall exposure is not significant (primarily in derivatives and prime brokerage). Given this, the Bank’s hedge fund exposure is not broken out separately, but is captured within the annual report in a number of areas, such as the management’s discussion and analysis (loan tables 14 and
19 — loans and acceptances by geography and type of borrower and table 26 — risk weighted assets). In addition, the Bank has provided some disclosure on its hedge fund risk during quarterly analyst calls when requested.
     More generally, it is worth noting that David Dodge, Governor of the Bank of Canada, recently stated that hedge funds do not pose “a financial stability systemic problem”. In addition, Alan Greenspan, former Federal Reserve Board Chairman, said that hedge funds are an increasingly important vehicle in a very effective financial system. While systemic risk is an issue that we do consider, we do not at this point believe hedge funds present a threat to the stability of the financial system.
     Given the above comments, the Board believes the current level of disclosure is appropriate and as such, we recommend shareholders vote against this proposal.
PROPOSAL NO. 7
It is proposed: Scotiabank pensioners’ benefits which were downgraded, eliminated and skirted during the past several years, be reinstated to assist them in sustaining their standard of living.
     Shareholder’s explanation — The median annual pension of Scotiabank’s 8332 pensioners and beneficiaries is presently $14,472, a figure well below the recognized poverty line in Canada. Furthermore, the median pension for 5795 of this number (or 70% of all pensioners), is only $6205 annually. This means at least 2,900 or more retirees, are receiving annual pensions below $6205.
     Pensions being paid are within the terms of the Scotiabank Pension Plan Trust Deed, under which retirees were employed. Nevertheless, in light of such low pensions being paid to so many, it is difficult to rationalize why the Board of Directors would sanction the downgrading or the elimination of several pensioners’ benefits — especially when the Bank consistently books record $multibillion profits, annually.
     Over the recent past, reductions/elimination of pensioners’ benefits include the following:
—	20% coinsurance for drug coverage, introduced.

—	Coverage for the services of a masseur, eliminated under the Bank’s Health Plan.

—	Coverage for general cleaning of teeth increased to nine months from six months.

—	Coverage for private nursing care has remained static for many years, despite a steady increase in the rate of inflation.

—	Preferred interest rates on new loans to pensioners, eliminated.

—	The $300 Christmas bonus granted to pensioners in the past, cancelled.

—	Accumulated service for the calculation of Retirement Allowances capped in 1994.

—	The historical practice of awarding pensioners annual “ad hoc” adjustments after being retired for two years and longer, cancelled in recent years. It is now an on again/off again policy, with only eligible pensioners who retired prior to Jan. 1/99 receiving annual adjustments in 2004, 2005 and 2006. Yet, our Pension Plan carries $multimillion annual actuarial surpluses.

—	Requests that the “ad hoc” adjustment policy also include a minimum annual increase for the benefit of low-end pensioners, denied.

—	The introduction of the so-called “Health Premium” in Ontario, placed increased health costs on many pensioners in that province. Yet, the Bank refuses to

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subsidize these pensioners, as they do those (and active staff) paying health premiums as such, in other provincial jurisdictions.

–	The formula used to factor in the CPP clawback to reduce retirees’ final SPP pensions, is unfair and shortchanges many pensioners. This is even more pronounced, when one opts to take early retirement.

–	In the past, those about to retire were not advised they had the option of transferring all or part of their Retirement Allowance to a Spousal RRSP (rather than their own), if it was to their advantage to do so. Consequently, a number of pensioners lost out on potential income splitting options.
     The Bank’s senior executives and the Board of Directors have been approached internally on numerous occasions during the past two years to rectify these matters, but to no avail.
     This is not a matter of pensioners attempting to get further ahead, but rather to prevent themselves from falling further behind.
The Bank’s Position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 7
     The Bank recognizes the tremendous contributions made by retirees to the success of the Bank.
     As stated by the shareholders, pensions are being paid to eligible retirees within the terms of the Scotiabank Pension Plan. A wide range of pension levels is normal, for a plan like the Scotiabank Pension Plan, as the actual level of pension benefits a member receives is based on a number of factors. These factors include the length of time in the plan, the earnings level during employment, part-time/full-time status and the retirement date (for example, early or normal). From time to time, the Bank considers — and has granted — increases to pensions in payment. In considering these increases, the Bank takes into account factors such as inflation, the length of time since retirement, competitive market practice, and the cost of the improvement.
     The Bank manages its benefits plans with the objectives of fairness to all stakeholders, market competitiveness and maintaining the long term sustainability of the plans. With these objectives in mind, changes have been made to a variety of benefit plans, not just those plans affecting retirees. The Bank will continue to actively monitor the cost effectiveness and competitiveness of its benefit programs.
     Retirees have significantly contributed to the success of the Bank. The Bank is paying pensions within the terms of the Scotiabank Pension Plan and provides benefits in a fair and economically sustainable manner. For these reasons, the Bank recommends that shareholders vote against this proposal.
PROPOSAL NO. 8—Tightening the definition of “independent” director
A Director of this Bank shall not be qualified as “independent’’ if that Director was a Named Executive Officer of another company at the same time as one of the current Named Executive Officers of this Bank. This means that if any of the current “top five” officers of this Bank previously held a top-level executive position in another company, the other Named Executive Officers with whom he or she served at that other company shall not be qualified as “independent” Directors of this Bank as long as the former colleague continues to be employed as a Named Executive Officer of this Bank. The New York Stock Exchange is continually tightening the definition of “independent director”, and calls upon listed companies to “consider all relevant facts and circumstances” when determining a director’s independence. This proposed policy is consistent with that NYSE directive.
Shareholder’s Statement:
Prior to October 2000, Karen Maidment was Chief Financial Officer of Clarica Life Insurance Company, while Robert Astley was Chief Executive Officer of the same company. Ms. Maidment, now the CFO of Bank of Montreal, is very closely associated with Mr. Astley, having spoken in his support at an event sponsored by BMO in his home community of Waterloo, Ontario, after Mr. Astley’s former company was found by a judicial inquiry to have acted unethically in the financing of RIM Park in the City of Waterloo. As a Director of Bank of Montreal, Mr. Astley is a member of the Management Compensation Committee, which is responsible for setting Ms. Maidment’s income package. Under NYSE policy, the compensation committee must consist entirely of independent Directors. Tightening the definition would eliminate this type of failure of independent supervision of Named Executive Officers.
     NOTE: The Bank is required by the Bank Act to include the foregoing shareholder statements in this Management Proxy Circular but in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein.

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The Bank’s Position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 8
     Director independence is important and contributes to good governance of the Bank. The Bank has adopted categorical independence standards. These standards are reproduced in Appendix 3 to this Management Proxy Circular. The Bank’s Independence Standards require the Board to consider all relevant facts and circumstances when assessing director independence. A previous working relationship between individuals who were previously Named Executive Officers (“NEO(s)”) of another company, and who subsequently find themselves in the respective positions of NEO and Director of the Bank, could give rise to a circumstance whereby it may be appropriate for the Director to refrain from considering a matter, such as the approval of that NEO’s compensation. However, it is the view of the Board that prior relationships of that nature do not automatically create a situation of such great conflict that the director should not be considered independent in all circumstances. For this reason the Board recommends that shareholders vote against the proposal.
     NOTE: Discussion on withdrawn proposals
     In response to a proposal made and withdrawn on consent by Mr. Verdun in 2005, the Bank has included Table 17 — Cost of Management Ratio (“COMR”) in the Management Proxy Circular. The Bank has worked with other major Canadian financial institutions to develop a consistent and appropriate standard for COMR calculations and reporting. The COMR sets forth the aggregate compensation awarded to the Bank’s Chief Executive Officer, Chief Financial Officer and next three highest paid Named Executive Officers for each of the last three years as a percentage of net income after taxes.
     This year, Mr. Verdun submitted another proposal advocating the “STAR” principle of executive compensation, under which the most senior executives of the Bank would be paid in a manner that is Simplified, Transparent, Allocated (to future years as appropriate), and Retractable (in case of catastrophic events significantly impacting the Bank’s profits).
     Following discussion with the Bank, Mr. Verdun withdrew the proposal in recognition of the Bank’s continuing constructive reforms to executive compensation as disclosed in this Management Proxy Circular.
     These practices include, among other things, the use of performance-based equity programs inclusive of a zero-pay outcome, meaningful share ownership requirements and a requirement for the CEO to maintain the share ownership requirement post retirement. The Bank acknowledges Mr. Verdun’s efforts in critically reviewing current practices with a view to enhancing corporate governance.

Notice respecting Shareholder Proposals:
The Bank Act and Regulations have been amended. As a result:
•	Shareholder proposals for the 2008 Annual Meeting must be received by October 16, 2007 (at least 90 days before the anniversary date of the notice of the prior annual meeting).

•	To be eligible to submit a proposal, a person must be, and must have been for at least 6 months immediately before, the registered or beneficial owner of a number of shares with fair market value of at least $2,000 (as at the close of business the day before the proposal is submitted), or must have the support of persons with such holdings in the aggregate, and such share holdings must continue until the end of the meeting. The names and addresses of the person and supporters, the number of shares held and the date that the shares were acquired must accompany the proposal. Proof may be required within a specified time. (Only the submitting person’s name and address appear in the proxy circular.)

•	There are grounds to refuse proposals.

•	The proposal and supporting statement together are not to exceed 500 words.

The foregoing is summary information only. Shareholders should consult the Bank Act (sections 143 and 144) as amended. Proposals or any questions should be addressed to the Secretary of the Bank at 44 King St. West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1.

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APPENDIX 1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
BOARD OF DIRECTORS
The Role of the Bank’s Board of Directors
The Board’s primary responsibility is to provide stewardship of the Bank and to supervise the management of the Bank’s business and affairs. The Bank’s corporate governance policies are designed to ensure the independence of the Board and its ability to effectively supervise management’s operation of the Bank. The Board is mandated to maintain the Bank’s strength and integrity, to oversee the Bank’s strategic direction, its organizational structure and the succession planning of senior management and to perform any other duties required by law. The Bank Act outlines certain specific duties and responsibilities of directors, and it requires directors and officers to act honestly and in good faith, and with the diligence and care of a reasonably prudent person. The committees of the Board assist the Board in fulfilling its responsibilities and duties. Board committees allow Directors to share responsibility and devote the requisite resources to a particular area or issue. Each committee has also prepared a report, and the reports are included in this Management Proxy Circular under the heading “Committee Reports”.
     In June 2006, the Board completed its annual review and re-approval of its written mandate, which is attached as Appendix 2 to this Management Proxy Circular. The Board’s mandate is also available in the Corporate Governance section of www.scotiabank.com. We set out below a summary of the principal responsibilities and duties of the Board:
Accountability and Compliance
•	The accountability of the Bank’s Board is assured partly by the Bank’s compliance with government regulations and the guidelines and rules of self-regulatory bodies and securities exchanges, and partly by the Bank’s own internal rules and standards. All Directors, officers and employees of the Bank must comply with Scotiabank’s Guidelines for Business Conduct (the “Guidelines”).

•	Strong internal compliance procedures are a permanent part of the everyday structure and operations of the Bank. The Group Compliance Department promotes ethical conduct and compliance Group-wide via a standardized compliance process which includes maintaining an awareness of relevant regulations, industry practices and emerging issues and trends in order to identify and assess compliance risks in relation to business activities, including new products and business initiatives. Group Compliance develops policies and procedures to support ongoing compliance, monitors adherence, investigates issues and reports on compliance activities, issues and controls to management and the Audit and Conduct Review Committee of the Board on a periodic basis.

•	The compliance initiatives and programs include the Guidelines process, the Scotiabank Group Compliance Program and infrastructure (including via the Group-wide Compliance Network, a network of business unit heads and compliance officers who have specific subsidiary, business line and/or departmental compliance responsibilities), the Bank Act Legislative Compliance Management System and other specialized compliance programs.
Adoption of a Strategic Planning Process
•	At least one Board meeting a year is devoted to strategic planning and discussions, following which the Board approves the overall strategy of the Bank. In 2006, there were two sessions devoted to strategic planning.

•	The Board’s strategic management oversight and evaluation encompasses reviewing and approving the processes for setting appropriate objectives and developing and implementing business plans. Execution of these processes, and the results, are subject to regular Board scrutiny.

•	An annual business plan is approved by the Board, and the financial performance of the Bank and the key business lines are regularly compared to the business plan.

•	In assessing the Bank’s accomplishments against previously-established objectives, the Board regularly reviews the performance of the Bank on a consolidated basis, as well as the performance of individual business lines. The Board

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compares and measures results against previously established and approved plans, against past performance and against industry peers.

•	Throughout the year, new strategic initiatives are also regularly presented to the Executive and Risk Committee and the Board.
Risk Assessment with respect to the Bank’s Business
•	The Board approves all major policies, including the 10 risk management policies relating to credit, market, investment, liquidity and funding, structural, fiduciary, operational risk, capital management, internal control and corporate governance, including those previously required by the Canada Deposit Insurance Corporation (CDIC) Standards for Sound Business and Financial Practices, which the Bank has maintained as its prudential standards.

•	Risk exposure is identified and monitored through the Executive and Risk and the Audit and Conduct Review Committees and the Board regularly obtains reasonable assurance that appropriate risk management processes and procedures are in place.

•	Internal Audit and Compliance report at least quarterly to the Audit and Conduct Review Committee on the Bank’s control environment and compliance procedures.

•	The Shareholders’ Auditors report annually on their internal control findings arising from their audit of the Bank’s annual consolidated financial statements.
The Bank’s Internal Control and Management Information Systems
•	The Board is responsible for ensuring the integrity of the Bank’s internal controls and management information systems. The Board requires management to maintain an effective system of internal controls, including internal control over financial reporting and disclosure controls and procedures and in May 2006, the Board approved the Bank’s Internal Control Policy. As part of this Policy, the Bank’s Internal Audit department oversees the integrity of the Bank’s internal processes and controls. The Bank has formal due diligence and other procedures to ensure that all material information is included in its financial statements.

•	The Audit and Conduct Review Committee assists the Board in fulfilling its oversight responsibilities with respect to the Bank’s internal control and information systems. The Committee met eight times last year, including at each quarter end. The Committee has overseen the Bank’s work in identifying, documenting and assessing key controls over financial reporting to ensure the completeness and accuracy of the Bank’s certifications required under section 404 of SOX and under Multilateral Instrument 52-109.

•	The Committee meets once each year with representatives of the Office of the Superintendent of Financial Institutions to review the results of their examination. It also has an opportunity to meet independent of management at every meeting.

•	The Bank’s Chief Auditor, as well as the Shareholders’ Auditors, are invited to attend each Audit and Conduct Review Committee meeting and comment on the integrity of the Bank’s control and information systems.

•	The Committee receives reports from management and Internal Audit on the design and operating effectiveness of the Bank’s internal controls and any material weaknesses.
Disclosure of Information
•	The Bank has implemented certain disclosure controls and procedures designed to ensure all material information is accumulated and communicated on a timely basis to senior officers of the Bank and the Board.

•	As part of the Bank’s disclosure controls procedures, the Board approved a public disclosure policy and practices statement for the Bank, which is available on the Bank’s website. The disclosure policy addresses the timely, accurate and balanced disclosure of all material information about the Bank and fair and equal access to such information.

•	The Board has also approved a mandate for the Disclosure Committee, which is composed of senior officers of the Bank and reports to the President and Chief Executive Officer (the “CEO”). The Disclosure Committee is responsible for, among other matters, evaluating and discussing certain events in order to determine the appropriateness and timing for public release of material information. The Disclosure Committee also reviews core disclosure documents before

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circulation to the Board. The disclosure policy and practices statement is reviewed by the Disclosure Committee, at least annually, for the purpose of considering its effectiveness and updating the Bank’s procedures.

•	The Board is kept informed of all key issues at and between Board meetings and approves core disclosure documents, such as the Management Proxy Circular, the annual and interim consolidated financial statements and related Management’s Discussion & Analysis, the Annual Information Form and any prospectuses.

•	Reports on the quarterly financial results of the Bank are issued to shareholders. Management presents and discusses these results with analysts and investors following their publication. The public has access to these meetings via the telephone or Internet.

•	Media and general public queries are usually referred to the Bank’s Public, Corporate & Government Affairs Department.

•	Investor Relations and the Bank’s website provide information on the Bank to investors, customers and other stakeholders.

•	The Board has also approved disclosure policies and procedures to keep the public informed about borrowing costs and transactional fees.

•	For other customer questions, branches are the first opportunity for customers to resolve complaints or ask questions. If branch managers are unable to resolve complaints, matters can be referred to the Office of the President. Unresolved issues can be directed to the Bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions made within the Bank.
Succession Planning
•	The Board supervises the succession planning processes at the Bank. The Human Resources Committee assists the Board in succession planning by recommending senior executive appointments, monitoring the development of individuals for key positions and assessing management’s performance (quantitative and qualitative). Special focus is given to the CEO position.

•	The Board approves all appointments at the Executive Vice-President level and above, and is informed of new Senior Vice-President appointments.

•	The Board is responsible for satisfying itself as to the integrity of the CEO and other executive officers and that they create a culture of integrity throughout the Bank.
Approach to Corporate Governance Issues
•	The Corporate Governance and Pension Committee has responsibility for developing the Board’s approach to governance issues.

•	The Bank’s Corporate Governance Policies were developed in 2002, initially approved in 2003, and enhanced and re-approved by the Board in each subsequent year to further strengthen the Bank’s governance structure. The Committee also reviews this Statement of Corporate Governance Practices each year and recommends it to the Board for consideration and approval.

•	The Committee is kept apprised of all applicable legislation and new developments related to the Bank’s corporate governance with a view to ensuring that the Board’s policies and practices stay current with evolving concepts of best practices in corporate governance. The Committee recommends policy enhancements to the Board, as appropriate.
Board Composition and Structure
Under the Corporate Governance Policies, the Board should have between 14 and 18 Directors. The Bank Act requires a minimum of seven Directors, of which at least two-thirds must not be affiliated. At the fiscal year-end, the Board numbered 16 members. The Bank’s goal is to attain the optimum size recommended by the Corporate Governance and Pension Committee, taking into consideration the need to staff four standing committees, three of which must be composed exclusively of independent Directors. As discussed more fully below, the Corporate Governance and Pension Committee regularly reviews the composition of the Board to ensure an appropriate level of skills, expertise, geographic representation and diversity, and submits its recommendations to the Board. The Board must approve any reductions or increases to its number.

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     The current Directors include business and community leaders active at the regional, national and international levels, and they provide an invaluable breadth of expertise to the Bank. Overall, the size and composition of the Bank’s Board reflect the broad geographic reach of our customer base and our diversified international operations. All Board members currently participate in at least one standing committee, 11 Directors sit on two committees, and a portion of the membership of each committee rotates periodically. Directors are elected annually for a one-year term and between shareholder meetings, the Board may appoint additional Directors. In accordance with the Bank’s by-laws, Directors may serve on the Board until they attain the mandatory retirement age of 70. There are 16 Directors proposed for election by shareholders on March 6, 2007, a size we believe is appropriate.
Director Independence
The Bank is committed to complying with all applicable laws, rules and regulations related to the status of its Directors. The Board has approved Director Independence Standards (the “Independence Standards”) which provide a framework for the Board to assess any material relationships of the Directors with the Bank. The Independence Standards reflect the applicable independence requirements set out by the CSA and the NYSE. The Board’s Independence Standards were recently reviewed and revised and the text of the Independence Standards can be found in the Corporate Governance section of the Bank’s website and are attached as Appendix 3. The Board annually reviews the independence of the Directors against the Independence Standards. In assessing Director independence, the Board considers all relevant facts and circumstances, including the relationships of the non-management Directors, their spouses, children, principal business affiliations and others to the Bank. To assist the Board with its determination, all Directors annually complete a detailed questionnaire about their business relationships and shareholdings. Also, each year, all Directors must certify their compliance with the Guidelines, which include the requirement for Directors to declare any material interest in matters coming before the Board.
     14 of 16, or 87.5%, of the Bank’s current and nominated Directors are independent, as defined under the Independence Standards, including the Chairman of the Board, Mr. Arthur R.A. Scace.
     The following Directors are independent: Ronald A. Brenneman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, The Honourable Michael J.L. Kirby, Laurent Lemaire, John T. Mayberry, The Honourable Barbara J. McDougall, Elizabeth Parr-Johnston, Alexis E. Rovzar, Arthur R.A. Scace, Allan C. Shaw, Paul D. Sobey and Barbara S. Thomas.
     In 2006, the following two Directors have been determined by the Board of Directors to be non-independent: Gerald W. Schwartz (due to an overall business relationship with the Bank) and Richard E. Waugh (due to his position as President and Chief Executive Officer). Mr. Waugh was also determined to be affiliated under the Bank Act due to his management position.
Role of the Non-Executive Chairman of the Board
Mr. Arthur R.A. Scace was appointed as the Non-Executive Chairman of the Board effective March 2, 2004. The Chairman is an independent, outside Director and is currently a member of the Executive and Risk and Human Resources Committees and an ex-officio member of the Audit and Conduct Review and Corporate Governance and Pension Committees.
     The Board appoints the Chairman to lead it in fulfilling its duties effectively, efficiently and independent of management. The Chairman also acts in an advisory capacity to the CEO and to other officers in all matters concerning the interests of the Board and relationships between management and the Board.
     In carrying out his duties, the Chairman ensures that the Board has adequate resources to support its decision-making requirements, plans and organizes the activities of the Board in consultation with the CEO and ensures delegated committee functions are carried out and reported to the Board. The Chairman is responsible for ensuring that independent Directors have adequate opportunities to meet and discuss issues without management present. At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present. The Chairman chairs these independent Board sessions which are conducted at the beginning or end of the meeting, or both, if required. The independent Directors are also given the option of meeting alone without the non-management, non-independent Directors. In fiscal 2006, there were nine such meetings held without management present. The Board values the contributions of the non-independent, non-management Directors and these members are typically included in these discussions, unless the subject at hand otherwise requires their absence.

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     Interested parties who wish to correspond directly with the non-management Directors may use the following contact information: Mr. A.R.A. Scace, Chairman, The Bank of Nova Scotia, 44 King Street West, Scotia Plaza, Toronto, Ontario, M5H 1H1.
Board Position Descriptions
The Board has approved mandates for the Board, the Chairman, Committee Chairs and individual directors which delineate the roles and responsibilities of each such position. These mandates and Board resolutions also define the limits to management’s authority. As discussed below, these mandates are further used for purposes of Board and Director assessments. These mandates can be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.
Director Compensation
Director compensation is reviewed annually by the Corporate Governance and Pension Committee, which recommends any compensation changes to the Board. The Committee considers Directors’ risks and responsibilities, the time commitment, and comparator data of other companies, including the Bank’s key competitors. The Board approves any change to its fee structure or compensation components. In 2004, the Board’s compensation structure was revised based upon the Committee’s recommendation. In 2006, based on the Committee’s recommendation, there were no changes made to the compensation structure. Shareholders must approve any change to the aggregate appropriation for Directors’ fees. Further details on Director compensation can be found under “Compensation of Directors” in this Management Proxy Circular.
Nomination of Directors
The Corporate Governance and Pension Committee, which is composed entirely of independent Directors, acts as the nominating committee for the Bank. This Committee’s mandate includes responsibility for recommending to the Board proposed candidates for Director and determining the criteria for the selection of Board and committee members.
     This Committee considers and maintains a matrix of the skills and competencies of each current Director and those required by the Board as a whole. These skills and competencies are considered when proposing new candidates. Factors considered by the Committee and the Board in its review of potential candidates include: prominence in business, institutions or professions; residency in and familiarity with certain geographic regions where the Bank carries on business; integrity, honesty and the ability to generate public confidence; demonstrated sound and independent business judgment; financial literacy; and knowledge and appreciation of public issues and familiarity with local, national and international affairs. Directors are chosen for their ability to contribute to the broad range of issues that the Board addresses.
     The Committee ensures that new nominees will have adequate time to dedicate to being an effective member of the Board. In assessing each Director’s capacity to devote sufficient time to Board and committee work, the Committee considers the number of public company directorships held by Directors. It is the Board’s policy that no Director may sit on more than three audit committees of other public company boards without the consent of the Audit and Conduct Review Committee and the Board.
     The Committee also maintains an evergreen list of potential Director candidates for consideration and engages external advisors, as necessary, to assist in identifying suitable candidates. Prior to an individual’s nomination or appointment as a Director, the candidate meets with both the Chairman and the CEO and discusses the Board’s expectations with respect to Director contribution and commitment requirements.
Majority Voting Required in Director Elections
The Corporate Governance Policies require that any nominee for Director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the Chairman of the Board of Directors following the Bank’s annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for Director is equal to the number of Directors to be elected. The Corporate Governance and Pension Committee and the Board shall consider the resignation and whether or not it should be accepted. Resignations shall be expected to be accepted except in situations where extenuating circumstances would warrant the applicable Director to continue to serve as a Board member. The Board shall disclose its decision, via press release, within 90 days of the

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applicable annual meeting. If a resignation is accepted, the Board may appoint a new Director to fill any vacancy created by resignation.
Committees of the Board of Directors
The Board has four standing committees: the Audit and Conduct Review Committee; the Executive and Risk Committee; the Corporate Governance and Pension Committee; and the Human Resources Committee. Further details on the work of the Board Committees are provided in the Committee Reports in this Management Proxy Circular.
Committee Composition
The charter for each of the Board’s four standing committees sets out the composition requirements for the respective committee. The Corporate Governance and Pension Committee reviews and recommends to the Board for approval, at least annually, the composition of the Board committees and recommends Directors to chair each committee. Each non-management Director is required to be a member of at least one committee.
     Committee composition complies with all of the CSA Guidelines for Corporate Governance, applicable NYSE Corporate Governance Rules for director independence and the Bank Act provisions for affiliated directors. All committees of the Board are comprised of non-management Directors, with the exception of the Executive and Risk Committee, which has one management Director, Mr. Richard E. Waugh. The Audit and Conduct Review, Corporate Governance and Pension and Human Resources Committees are comprised exclusively of independent Directors. A majority of the members of the Executive and Risk Committee are independent.
     In addition to the Board’s standing committees, there are also regional advisory committees in the Quebec, British Columbia/Yukon, and Prairie regions. These committees help Directors from those regions to participate more actively in regional Bank affairs, provide general advice to local senior management and review regional business opportunities.
Committee Operations
Each committee chair must be a non-management Director, who is mandated to manage the operations of the committee and ensure the successful fulfillment of the committee’s charter and any other matters delegated to the committee by the Board. The committee chair is responsible for presiding over all committee meetings, setting the meeting agenda and ensuring that all committee members have the appropriate information and access to resources in order to fulfill their duties. After each committee meeting, the committee chair reports to the Board on the committee’s deliberations and on any decisions or recommendations. Each committee reviews the adequacy of its charter on an annual basis to ensure it reflects best practices and applicable regulatory requirements and reports the results of this review to the Corporate Governance and Pension Committee. Any changes to committee charters are approved by the Board. Each of the Audit and Conduct Review, Corporate Governance and Pension and Human Resources Committee may engage outside advisers or consultants, as the committee deems necessary, in order to discharge its duties, and committees have authority to approve the consultants’ fees and terms for retention.
Orientation and Continuing Education
The Corporate Governance and Pension Committee is responsible for ensuring a relevant orientation and education program is in place for Directors. The goal of the Board orientation program is to ensure that all Directors fully understand the nature of their roles, responsibilities and duties as Board members and are knowledgeable about the nature and operation of the Bank’s business. The orientation program is tailored for individual Directors to reflect his or her knowledge, unique skills, experience and education. New Directors are provided with orientation packages which address all key legal requirements, the Bank’s by-laws, the duties and responsibilities for directors, key Bank and Board policies and procedures, an overview of the Bank’s key business lines and organizational charts and copies of the Bank’s public disclosure documents. New Directors meet with the CEO and other executive officers throughout the year. New Directors also receive the Bank’s Corporate Governance Information Book (the “Book”), which is updated each year and reissued to all Directors. The Book includes information on: corporate governance, Directors’ duties and responsibilities, the Board and its committees; Bank Act and other applicable legal requirements; and insider reporting and the Guidelines.
     The Bank ensures that Directors have timely access to materials and information in order to properly discharge their responsibilities and maintains a secure Directors’ intranet site to facilitate prompt dissemination of information to all Directors. Each year, the Bank schedules off-site Board meetings in different locations to familiarise Directors with the

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Bank’s regional and international operations. To assist Directors in maintaining and enhancing their skills as Directors, the Bank conducts ongoing information sessions for all Directors, and arranges for seminars by senior executives on significant, specialized or complex aspects of business operations. During the 2006 fiscal year, management and external professional advisors made several presentations to the Board on issues affecting the Bank’s operations, including educational sessions concerning the Basel II capital requirements framework, the evolving nature of corporate governance regulations, civil liability for continuous disclosure, the Bank’s internal controls framework in preparation for SOX and Multilateral Instrument 52-109 certifications and complex business initiatives undertaken by the Bank. Directors may also participate in external professional development education programs designed to assist them in the execution of their roles as a Director, at the Bank’s expense. All of the Bank’s Directors are members of the Institute of Canadian Directors (the “ICD”) and as members of the ICD, have access to ICD events which foster director education and advocacy of best practices in governance.
Board Assessments
The Corporate Governance and Pension Committee, in conjunction with the Chairman, conducts an annual assessment of the Board’s effectiveness and contribution. The assessment is comprised of three components: a self-assessment; a Board assessment; and peer evaluations.
     Each year, all members of the Board complete a detailed self-assessment questionnaire. The Corporate Governance and Pension Committee approves the content of this questionnaire and the Chair of this Committee reviews the results with the Chairman. The Committee’s findings and recommendations and a summary of the survey results are provided to the Board. The self-assessment is strictly confidential to encourage full and frank commentary on all aspects of the Board’s operations by all Directors. The Chairman and the Chair of the Corporate Governance and Pension Committee also meets with each individual Director to discuss their assessment of the Board’s effectiveness, the performance of each Board committee, their own performance and any other issues relating to Board effectiveness, including the Board’s orientation and education program.
     Assessments of the performance of the Board, its committees and individual Directors are also conducted each year, as part of this process. In these assessments, the Board, each of the committees and the Chairman are assessed against their responsibilities as set out in their respective mandates, charters or position description. In its review of the Board, the Corporate Governance and Pension Committee also considers the overall size, composition and operation of the Board and its committees, to ensure their continued effectiveness. The Board assessment process also provides individual Directors with an opportunity to comment on management performance and their access to and communications with senior management at the Bank.
Ethical Business Conduct
As part of the Bank’s corporate governance practices, the Board has adopted the Guidelines, which serve as the Bank’s code of ethics. The Guidelines provide a framework for ethical behaviour based on the Bank’s mission and values, and on applicable laws and regulations. They have been in place for many years and apply to all Directors, officers and employees of the Bank. Each new Bank employee is required to review the Guidelines and confirm such review prior to the commencement of their employment. In recognition of the integral role of the Guidelines within the Bank and in the way the Bank conducts its business, each Director, officer and employee of the Bank is annually required to provide his or her written confirmation of their compliance with the Guidelines for the prior fiscal year and to confirm that each such individual has re-read the Guidelines.
     The Board monitors compliance with the Guidelines through the Audit and Conduct Review Committee. The Audit and Conduct Review Committee receives an annual report on compliance with the Guidelines, including notices of any material deviation from the standards set out in the Guidelines and any corrective action taken by the Bank in this regard. The Audit and Conduct Review Committee reports to the Board on whether there are appropriate and effective processes in place for ensuring adherence to the Guidelines and on any reports it receives of any material deviations from the standards adopted in the Guidelines and the Bank’s response.
     The Guidelines also contain an addendum dealing specifically with matters of particular Director concern. From time to time, matters may come before the Board where a Director may have a conflict of interest. If and when such matters arise, that Director will declare him or herself as having a conflict of interest and will not participate in the discussions and any vote on that matter. Through the annual Director’s Questionnaires, Directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the Board and

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management in identifying conflict of interest situations in advance. The Board also complies with all Bank Act requirements with respect to conflicts of interest. Amendments to the Guidelines and waivers, if any, for Directors and executive officers will be approved by the Board and will be disclosed in accordance with applicable securities laws and on the Bank’s website. There were no waivers granted in 2006.
     As part of the Board’s commitment to supporting and maintaining an environment that supports ethical decision-making, the Board oversees that employees have effective systems in place for raising issues that present an ethical concern. In September 2006, the Board approved that the Scotiabank Accounting Concerns Policy be replaced with a new, Financial Reporting Whistleblower Policy (“Whistleblower Policy”), effective as of November 1, 2006. The Whistleblower Policy serves as a supplement to the Guidelines and allows employees to report accounting and auditing concerns or suspected fraudulent activity, confidentially and anonymously through a toll-free hotline and a website, maintained by an independent third party. Employees may also report financial reporting concerns through their supervisors or directly to the Bank’s Chief Auditor. Upon receipt of a significant reporting concern, the Chair of the Audit and Conduct Review Committee and executive management will be notified. The concern will then be investigated by independent external or internal parties and appropriate action will be taken. External parties may also report concerns, including financial reporting concerns, to the Office of the President — Customer Concerns. The Whistleblower Policy has processes in place to protect any employees wishing to raise such issues or who have provided information or assisted in an investigation of securities fraud or related crimes.
     The Guidelines can be found on SEDAR at www.sedar.com and in the Corporate Governance section of the Bank’s website at www.scotiabank.com and are available in print to any shareholder upon written request to the Secretary of the Bank.
Senior Executive Management of the Bank
The Human Resources Committee has approved mandates for all executive management positions, including the CEO and all Executive Officers of the Bank. Each position description delineates the roles and responsibilities of such position. Annually, the Human Resources Committee measures the performance of the CEO against predetermined short and long-term objectives, and the position’s mandate. For details regarding the CEO’s objectives and performance in 2006, see “Human Resources Committee Report on Executive Compensation” in this Management Proxy Circular. The Board reviews this performance review and the assessments made of other executive officers in achieving their respective business line or operational objectives.

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APPENDIX 2

MANDATE
THE BANK OF NOVA SCOTIA BOARD OF DIRECTORS
The Board of Directors (the “Board”) of The Bank of Nova Scotia (the “Bank”) has the responsibilities and duties as outlined below:
1.	Responsible for the stewardship of the Bank.

2.	To supervise the management of the business and affairs of the Bank.

3.	To perform such duties and approve certain matters as may be required by:
•	the Bank Act and the regulations thereunder;

•	the Canada Deposit Insurance Corporation Act;

•	the Office of the Superintendent of Financial Institutions and its regulations;

•	and other applicable legislation and regulations including those of the Ontario Securities Commission, the other Canadian Securities Administrators and the Toronto and New York Stock Exchanges.
4.	To oversee the Bank’s strategic direction, organizational structure and succession planning of senior management (including appointing, training and monitoring senior management).

5.	To adopt a strategic planning process and approve, on an annual basis, a strategic plan for the Bank, which takes into account, among other things, the opportunities and risks of the business.

6.	To identify the principal business risks and review and approve key policies and practices, particularly in the areas of credit, capital, market risk management, investment, liquidity, structural, fiduciary, internal control, corporate governance and operational risk and ensure the implementation of appropriate systems to manage those risks.

7.	To ensure that the Board receives from senior management the information and input required to enable the Board to effectively perform its duties.

8.	To ensure the integrity of the Bank’s internal controls and management information systems.

9.	To review and approve all material transactions.
10.	To review the performance of the Bank on a consolidated basis and approve all annual and quarterly financial statements and the declaration of dividends.

11.	To the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the organization.

12.	To approve the appointment and compensation of executive management and training and monitoring senior management.

13.	To develop the Bank’s approach to corporate governance and its corporate governance principles and guidelines.

14.	To advise and counsel the President and Chief Executive Officer.

15.	On the recommendation of the Corporate Governance and Pension Committee, to appoint directors or recommend nominees for election to the Board at the Annual Meeting of shareholders.

16.	From its membership, to appoint a non-executive Chairman of the Board or Lead Director.

17.	To establish committees of the Board, delegate the appropriate responsibilities to those said committees, and appoint the Chairs for committees of the Board.

18.	To conduct and act upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

19.	To adopt a communications policy for the Bank.

20.	To ensure that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Bank’s Guidelines for Business Conduct.

21.	To establish procedures and provide disclosure of a contact to receive feedback from stakeholders of the Bank and communications to the independent directors as a group.
This mandate was last revised and approved by the Board on June 27, 2006.

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APPENDIX 3

DIRECTOR INDEPENDENCE STANDARDS
Director Independence Standards
A majority of the Bank’s directors are independent, as required by Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and the current NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The Board will examine relationships such as the nature of the director’s banking, lending or other business dealings with the Bank or a director’s role in a charitable organization which has received a certain level of contributions from the Bank. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the Board broadly considers all relevant facts and circumstances.
1.	A director will not be independent if:
•	the director is, or has been within the last three years, an employee or executive officer of the Bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Bank or a subsidiary;

•	the director has received, or an immediate family member of the director has received for service as an executive officer, during any twelve-month period within the last three years, more than the lesser of Cdn$75,000 and US$100,000 in direct compensation from the Bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	(a) the director or an immediate family member of the director is a current partner of a firm that is the Bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Bank’s or a subsidiary’s audit within that time;

•	the director or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Bank’s or a subsidiary’s present executive officers at the same time serves or served on that company’s compensation committee;

•	the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the Bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada).
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.
2.	In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:
•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred

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compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service);

•	An audit committee member may not be an “affiliated” person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.

Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the Board. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.

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